
04021082

LISTENING. LOOKING. LEADING. LOCAL.





COLUMBIA BANKING SYSTEM, INC.

ANNUAL REPORT 2003



LEADING

Columbia Bank has set itself apart from big financial institutions and small banks. Now, firmly established as a respected resource and community leader, more people are turning to us for their long-term banking needs.







CONSOLIDATED FINANCIALS 2003



NET INCOME
$20,000
$16,000
$12,000
$8,000
$4,000
$0
1999
2000
2001
2002
2003



COLB STOCK PRICE 2003
72% Increase
$24
$22
$20
$18
$16
$14
$12
$10
JAN
MAR
JUNE
SEPT
DEC



VALUE OF $1000 INVESTMENT
$4,445
$1,000
$5000
$4500
$4000
$3500
$3000
$2500
$2000
$1500
$1000
1994
95
96
97
98
99
00
01
02
03

	2003	2002	% CHANGE
FOR THE YEAR			
Net interest income	$63,867	$64,289	-1%
Provision for loan losses	2,850	15,780	-82%
Noninterest income	22,784	20,050	14%
Noninterest expense	55,960	53,653	4%
Net income	19,522	10,885	79%
PER SHARE			
Basic earnings	$1.46	$0.83	76%
Diluted earnings	1.44	0.82	76%
Book value	11.19	9.95	12%
AVERAGES			
Total assets	$1,696,417	$1,601,061	6%
Interest-earning assets	1,544,869	1,454,714	6%
Loans	1,128,941	1,183,922	-5%
Securities	401,594	246,995	63%
Deposits	1,483,173	1,360,968	9%
Core deposits	1,017,126	885,008	15%
Shareholders' equity	141,129	124,096	14%
FINANCIAL RATIOS			
Net interest margin	4.23%	4.50%	
Return on average assets	1.15%	0.68%	
Return on average equity	13.83%	8.77%	
Efficiency ratio	62.86%	64.46%	
Average equity to average assets	8.32%	7.75%	
AT YEAR-END			
Total assets	$1,744,347	$1,699,613	3%
Loans	1,078,302	1,175,853	-8%
Allowance for loan losses	20,261	19,171	6%
Securities	523,864	337,412	55%
Deposits	1,544,626	1,487,153	4%
Core deposits	1,098,237	980,709	12%
Shareholders' equity	150,372	132,384	14%
Full-time equivalent employees	539	525	3%
Banking offices	34	36	-6%

All dollar figures above are in thousands.





LOOKING

We're constantly on the lookout for ways to improve products and services while staying ahead of customer demand. Spotting the right opportunities has also helped maintain growth for our shareholders.



CORPORATE DIRECTORY SHAREHOLDER INFORMATION

CORPORATE HEADQUARTERS
Columbia Banking System, Inc.
1301 South A Street, Suite 800
P.O. Box 2156
Tacoma, WA 98401-2156
253.305.1900

INDEPENDENT AUDITORS
Deloitte & Touche, LLP

TRANSFER AGENT & REGISTRAR
American Stock Transfer & Trust Company

MARKET MAKERS
D.A. Davidson & Co.
Goldman, Sachs & Co.
Hoefer & Arnett, Inc.
Knight Securities LP
Morgan Stanley & Co., Inc.
RBC Dain Rauscher, Inc.
Schwab Capital Markets

REGULATORY & SECURITIES COUNSEL
Graham & Dunn PC

ANNUAL MEETING
Best Western Hotel & Conference Center
5700 Pacific Highway East
Fife, Washington
Wednesday, April 28, 2004 at 1 p.m.

STOCK LISTING
The Company's common stock trades on the Nasdaq National Market tier of The Nasdaq Stock Markets under the symbol: COLB.

FINANCIAL INFORMATION
Columbia news and financial results are available through the Internet and mail.

INTERNET For information about Columbia, including news and financial results, product information and service locations, access our home page on the World Wide Web, at www.columbiabank.com. You can also view or retrieve copies of Columbia's financial reports on the Internet by connecting to www.sec.gov. Immediate access to the Company's quarterly earnings news release via the Internet is provided by Company News On Call at www.prnewswire.com

MAIL At your request, we will mail you our quarterly earnings news release, quarterly financial data on Form 10-Q and additional annual reports. To be added to Columbia's mailing list for quarterly earnings releases, or to request other information, please contact:

Jo Anne Coy
Vice President,
Director of Marketing
P.O. Box 2156, MS 8300
Tacoma, WA 98402-2156
Tel 253.305.1965
Fax 253.305.0317
E-mail jcoy@columbiabank.com





LISTENING

It starts with a good set of ears. Understanding customers' needs is imperative in meeting their expectations. Surprisingly, this simple concept is often ignored by some banks. For us, however, it is always the most important first step.

HOW CAN WE HELP YOU?

Five little words.
Yet what a difference they make.

Columbia Bank helps customers and communities in so many ways. OnLine Banking. Investment Services. Business Loans. International Banking. Cash Management. Residential Loans. Consumer Loans. Checking and Savings Accounts. CDs and Money Markets. And of course, by playing an integral role in the growth and improvement of communities we serve throughout Western Washington.

As diverse as these products, services, and commitments are, a common thread ties them all together—the people who proudly and professionally serve our customers. They play the pivotal role in continuing to build a recognized and respected brand.

Columbia Bank has carefully and purposefully recruited a staff of true difference-makers. People who understand and appreciate how important each customer really is. They are the ones who continually generate the kind of customer loyalty that helps to cement long-term banking relationships.

So, no matter how we can help you, one thing is for sure—it will be our pleasure.









2003 ANNUAL REPORT
AND FORM 10-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 10-K

(Mark One)

☒ **Annual report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934**

For the fiscal year ended December 31, 2003 or

☐ **Transition report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934**

Commission File Number 0-20288

Columbia Banking System, Inc.

(Exact name of registrant as specified in its charter)

Washington	**91-1422237**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification Number)

1301 "A" Street
Tacoma, Washington 98402
(Address of principal executive offices) (Zip code)

Registrant's Telephone Number, Including Area Code: (253) 305-1900

Securities Registered Pursuant to Section 12(b) of the Act: None

Securities Registered Pursuant to Section 12(g) of the Act:

Common Stock, No Par Value
(Title of class)

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15 (d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K (17 C.F.R. 229.405) is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☒

Indicate by check mark whether the registrant is an accelerated filer (as defined in Rule 12b-2 of the Act). ☒
The aggregate market value of Common Stock held by non-affiliates of the registrant at June 28, 2003 was $237,662,915 based on the closing sale price of the Common Stock on that date.

The aggregate market value of Common Stock held by non-affiliates of registrant at January 31, 2004 was $297,429,833. The number of shares of registrant's Common Stock outstanding at January 31, 2004 was 13,446,195.

Documents incorporated by reference and parts of Form 10-K into which incorporated:

Registrant's definitive Proxy Statement Dated March 15, 2004 .... Part III

COLUMBIA BANKING SYSTEM, INC

TABLE OF CONTENTS

NOTE REGARDING FORWARD LOOKING STATEMENTS

This Annual Report and Form 10-K may be deemed to include forward looking statements, which management believes are a benefit to shareholders. These forward looking statements describe management's expectations regarding future events and developments such as future operating results, growth in loans and deposits, continued success of Columbia's style of banking and the strength of the local economy. The words "will," "believe," "expect," "should," and "anticipate" and words of similar construction are intended in part to help identify forward looking statements. Future events are difficult to predict, and the expectations described above are necessarily subject to risk and uncertainty that may cause actual results to differ materially and adversely. In addition to discussions about risks and uncertainties set forth from time to time in Columbia's filings with the SEC, factors that may cause actual results to differ materially from those contemplated by such forward looking statements include, among others, the following possibilities: (1) local, national, and international economic conditions are less favorable than expected or have a more direct and pronounced effect on Columbia than expected and adversely affect Columbia's ability to continue its internal growth at historical rates and maintain the quality of its earning assets; (2) changes in interest rates reduce interest margins more than expected and negatively affect funding sources; (3) projected business increases following strategic expansion or opening or acquiring new branches are lower than expected; (4) costs or difficulties related to the integration of acquisitions are greater than expected; (5) competitive pressure among financial institutions increases significantly; (6) legislation or regulatory requirements or changes adversely affect the businesses in which Columbia is engaged; and (7) the Company's ability to realize the efficiencies it expects to receive from its investments in personnel and infrastructure.

THE COMPANY

General

Columbia Banking System, Inc. (the "Company") is a registered bank holding company whose wholly owned subsidiary, Columbia State Bank ("Columbia Bank"), conducts a full-service commercial banking business. Headquartered in Tacoma, Washington, the Company provides a full range of banking services to small and medium-sized businesses, professionals and other individuals through 34 banking offices located in the Tacoma metropolitan area and contiguous parts of the Puget Sound region of Washington, as well as the Longview and Woodland communities in southwestern Washington. Substantially all of the Company's loans, loan commitments and core deposits are geographically concentrated in its service areas. Columbia Bank is a Washington state-chartered commercial bank, the deposits of which are insured by the Federal Deposit Insurance Corporation (the "FDIC"). Columbia Bank is subject to regulation by the FDIC and the Washington State Department of Financial Institutions Division of Banks. Although Columbia Bank is not a member of the Federal Reserve System, the Board of Governors of the Federal Reserve System has certain supervisory authority over the Company, which can also affect Columbia Bank.

Management Team

Melanie J. Dressel was named Chief Executive Officer of the Company in February 2003 in addition to her duties as President. Ms. Dressel continues to serve as the President and Chief Executive Officer of Columbia Bank, serving in this capacity since 2000. Gary Schminkey has served as the Company's Executive Vice President and Chief Financial Officer since 1998 and Tex Whitney has served as the Company's Executive Vice President-Human Resources since 1998. In January 2004, Mark Nelson, an Executive Vice President and Senior Credit Officer since October 2002 was named Chief Banking Officer for Columbia Bank. In this new position, Mr. Nelson will lead the Bank's commercial and consumer lending and branch functions, as well as private banking, marketing, cash management and international activities. The Company is actively seeking to fill the Senior Credit Officer position now vacant after Mr. Nelson's new appointment. The Senior Credit Officer is responsible for the credit quality of the loan portfolio.

Business Overview

The Company's goal is to be a leading community banking company headquartered in the Pacific Northwest and to consistently increase earnings and shareholder value. The Company continues to build on its reputation for excellent customer service in order to be recognized in all markets it serves as the bank of choice for retail deposit customers, small to medium-sized businesses and affluent households. Strategic business combinations may augment this internal growth.

The Company has established a network of 34 branches as of December 31, 2003 from which it intends to grow market share. Twenty-one branches are located in Pierce County, eight in King County, three in Cowlitz County, and one each in Kitsap and Thurston Counties. In November 2003, the Company consolidated the operations of its two Bellevue, Washington branches into the remodeled Bellevue Way location. The Company closed its storefront branch in the Issaquah Commons area in May 2003. Although the Company would ultimately like to serve this market area, the branch was not performing up to expectations. While the Company has no immediate plans for new branches, new markets and locations are reviewed on an ongoing basis and the bank will take advantage of branching opportunities as they arise.

In order to fund its lending activities and to allow for increased contact with customers, the Company utilizes a branch system to better serve retail and business customer depositors. The Company believes this mix of funding sources will enable it to expand lending activities while attracting a stable core deposit base. In order to support its strategy of market penetration and increased profitability, while continuing its personalized banking approach and its commitment to asset quality, the Company has invested in experienced branch, lending and administrative personnel and has incurred related costs in the creation of its branch network. Many of these branches are becoming established in their markets, and management anticipates that the Company's expense ratios will decline as its branches mature.

Business Strategy

The Company's strategy to improve earnings and shareholder value is to leverage its branch network to grow market share by meeting the needs of current and prospective customers with its wide range of financial products and services and outstanding customer service. In addition, the Company will continue to focus on asset quality, expanding revenue, and expense control. The Company evaluates its business processes to benefit customers, create cost efficiencies, and increase profitability.

Management believes consolidation among financial institutions in its market area has created significant gaps in the ability of large banks to serve certain customers, particularly the Company's target customer base of small and medium-sized businesses, professionals and other individuals. The Company's business strategy is to provide its customers with the financial sophistication and breadth of products of a regional banking company while retaining the appeal and service level of a community bank. Management believes that as a result of the Company's strong commitment to highly personalized relationship-oriented customer service, its varied products, its strategic branch locations and the long-standing community presence of its managers, lending officers and branch personnel, it is well positioned to attract new customers and to increase its market share of loans, deposits, and other financial services in the markets it serves. It is the Company's desire to be the community bank in all the communities it serves.

Products & Services

The Company continuously reviews new products and services to meet its customers' financial services needs. New technologies and services are reviewed for business development and cost saving purposes. Some of the products and services available include tailored loan products, Cash Management Services, Private Banking, Columbia On-Line™, International Services, Merchant Services and Investment Services. Cash Management services enable customers to assess, monitor and manage cash flows effectively and efficiently through a variety of tools, including account analysis, sweep accounts, ACH and other electronic banking services. Many cash management customers enjoy the convenience of utilizing these services from their computer through Columbia On-Line™, the Company's online banking service. In addition, online banking customers are able to conduct a full range of services on a real time basis, including balance inquiries, transfers, bill paying, loan information, and check image viewing.

The Puget Sound economy involves a significant amount of international trade by both large and small businesses. International banking services that community businesses frequently utilize include the selling and buying of foreign currencies as well as letters of credit and wires to their customers and suppliers in foreign countries. Transactions by local customers of Columbia's business clients can be processed through Columbia's merchant services capabilities. Investment Services, which provide options for short and long term investment opportunities for businesses, their owners and their employees, rounds out the core of services tailored to the Company's community business customers.

Market Area

The economy of the Company's principal market areas, while primarily dependent upon aerospace, foreign trade and natural resources, including agriculture and timber, has become more diversified over the past decade. In recent years the success of software companies such as Microsoft and the establishment of numerous research and biotechnology firms has added to the economic base of the region. Additionally, several military bases are located in the Company's market areas. The Washington economy and that of the Puget Sound region, after generally experiencing strong growth and stability for several years, continued the slowdown started in 2001 through most of 2003 after generally experiencing strong growth and stability for several years. Commercial airline and aerospace industries remained slow in the Puget Sound region, as the Boeing Company and many local manufacturing companies that supply the aerospace industry reduced their production and employment levels. The Boeing Company eliminated approximately 40,000 positions during 2002 and 2003. Boeing recently announced that it had selected its Everett, Washington facility for the construction of the new "7E7" commercial jet; however, the timing and economic impact of these activities is unknown at this time.

Federal military and defense spending is expected to have a positive economic impact on the area in light of the large military bases located in the region, notwithstanding an agreement by the U.S. Congress to authorize an additional round of base closures in 2005.

Although unemployment remained stable in the second half of 2003, Washington State continued to have the third highest unemployment level in the nation. Economic indicators signal the region is slowly recovering and the Puget Sound economy is expected to range from flat to slight growth in 2004. The South Sound region, where over 75% of the Company's markets are centered, is predicted to lead the state in economic activity in 2004. Specifically, Pierce County, the headquarters of Columbia Bank, is expected to grow at a 3.1% rate ("Pierce County Economic Index") during 2004.

Pierce County is located in the South Puget Sound region and Tacoma is the largest city in the county. With 21 branch offices in Pierce County at the end of 2003, the Company has positioned itself to increase its market share in this County of approximately 734,000 residents, the second most populous county in Washington State. The Port of Tacoma is one of the only West Coast ports with land available for expansion and has experienced growth in international trade and traffic during the past several years. The Port of Tacoma started a $300 million expansion, with a new terminal scheduled for completion in late 2004. The new terminal is anticipated to be the largest single container terminal, capable of handling the largest volume of container traffic north of Los Angeles. With two large military installations (McChord Air Force and Fort Lewis Army bases), government related employment represents approximately 20% of the County's total employment. The US Army has designated Fort Lewis as one of its select high-tech large-scale urban combat training bases, which is expected to increase employment and business activity in the area.

To the north of Tacoma, King County is Washington's most populous at 1.8 million residents. In Seattle, the State's largest city, the Company has a banking office in the downtown business sector. Bellevue and Redmond, where the Company has banking offices, are located in a geographic area known as the "Eastside," a metropolitan area with a population of approximately 264,000 that includes several King County cities located east of Seattle. A large portion of that economy is linked to the aerospace, construction, computer software and biotechnology industries. Microsoft is headquartered northeast of Bellevue and several biotech firms are located on the Eastside. Household incomes in the Eastside are among the highest in Washington.

The Company has five branches in south King County, an area of residential communities whose employment base is supported by light industrial, aerospace, and forest products industries. With its close proximity to Tacoma, the south King County market area is considered an important natural extension of the Company's Pierce County market area. The Weyerhaeuser Corporation maintains its world headquarters in Federal Way, which is located in south King County adjacent to the King/Pierce County line. The Auburn and Kent Valley areas to the east of Federal Way are high residential and commercial growth markets.

The Company's market area also includes the Longview and Woodland communities in southwest Washington, the State's capital of Olympia, and Port Orchard in Kitsap County. Both Olympia and Port Orchard are located in the South Puget Sound region with government related employment in their respective counties contributing 39% and 35% of total employment according to the *Washington State Almanac*.

Competition

The Company provides its customers with approximately the same breadth of product offerings as its larger competitors while delivering a higher service level. Smaller competitors frequently do not have the full product and service offerings that the Company possesses. The Company anticipates continuing opportunities to arise from the effects of recent consolidation among financial institutions in the Puget Sound area. Several other financial institutions, which have greater resources than the Company, compete for banking business in the Company's market area. Among the advantages of some of these institutions are their ability to make larger loans, finance extensive advertising and promotion campaigns, access international money markets and allocate their investment assets to regions of highest yield and demand. In addition to competition from other banking institutions, the Company continues to experience competition from non-banking companies such as credit unions, financial services companies and brokerage houses. In June 2003, the Federal Deposit Insurance Corporation (FDIC) market share report classified the Company with the highest deposit market share in Pierce County, at 16%, and the second highest in Cowlitz County, with 15% market share of all the FDIC insured institutions in those areas. Although the Company has been able to compete effectively in its market areas to date, there can be no assurance that it will be able to continue to do so in the future.

[THIS PAGE INTENTIONALLY LEFT BLANK]

COLUMBIA BANKING SYSTEM, INC.
FIVE-YEAR SUMMARY OF SELECTED CONSOLIDATED FINANCIAL DATA (1)

	2003	2002	2001	2000	1999
	(dollars in thousands, except per share amounts)				
For the Year					
Net interest income	$ 63,867	$ 64,289	$ 58,205	$ 58,268	$ 49,509
Provision for loan losses	2,850	15,780	5,800	9,800	2,400
Noninterest income	22,784	20,050	17,451	11,587	10,146
Noninterest expense	55,960	53,653	50,954	44,753	39,644
Net income	19,522	10,885	12,513	10,070	11,670
Per Share					
Net Income (Basic)	$ 1.46	$ 0.83	$ 0.92	$ 0.75	$ 0.87
Net Income (Diluted)	1.44	0.82	0.91	0.73	0.85
Book Value	11.19	9.95	9.01	8.30	7.37
Averages					
Total Assets	$1,696,417	$1,601,061	$1,460,263	$1,375,600	$1,131,416
Interest-earning assets	1,544,869	1,454,714	1,343,410	1,265,716	1,039,628
Loans	1,128,941	1,183,922	1,218,906	1,149,013	927,373
Securities	401,594	246,995	100,343	97,585	99,149
Deposits	1,483,173	1,360,968	1,281,748	1,197,653	994,096
Core deposits	1,017,126	885,008	718,262	654,095	605,651
Shareholders' equity	141,129	124,096	120,403	107,555	94,718
Financial Ratios					
Net interest margin	4.23%	4.50%	4.36%	4.62%	4.78%
Return on average assets	1.15	0.68	0.86	0.73	1.03
Return on average equity	13.83	8.77	10.39	9.36	12.32
Efficiency ratio (2)	62.86	64.46	68.75	63.40	66.20
Average equity to average assets	8.32	7.75	8.25	7.82	8.37
At Year-End					
Total assets	$1,744,347	$1,699,613	$1,498,294	$1,496,495	$1,237,157
Loans	1,078,302	1,175,853	1,170,633	1,192,520	1,048,006
Allowance for loan losses	20,261	19,171	14,734	18,791	9,967
Securities	523,864	337,412	161,462	119,261	95,029
Deposits	1,544,626	1,487,153	1,306,750	1,327,023	1,043,544
Core deposits	1,098,237	980,709	846,546	695,343	624,220
Shareholders' equity	150,372	132,384	118,966	113,823	99,214
Full-time equivalent employees	539	525	589	513	469
Banking offices	34	36	32	28	27
Nonperforming assets:					
Nonaccrual loans	$ 13,255	$ 16,918	$ 17,635	$ 12,506	$ 4,360
Restructured loans		187	716	1,136	187
Other personal property owned	691	916			
Real estate owned	1,452	130	197	1,291	1,263
Total nonperforming assets	$ 15,398	$ 18,151	$ 18,548	$ 14,933	$ 5,810
Nonperforming loans to year-end loans	1.23%	1.45%	1.57%	1.14%	0.43%
Nonperforming assets to year-end assets	0.88%	1.07%	1.24%	1.00%	0.47%
Allowance for loan losses to year-end loans	1.88%	1.63%	1.26%	1.58%	0.95%
Allowance for loan losses to nonperforming loans	152.86%	112.08%	80.29%	137.74%	219.19%
Net loan charge-offs	$ 1,760	$ 11,343	$ 9,857	$ 976	$ 1,435
Risk-Based Capital Ratios:					
Total capital	14.49%	12.32%	11.65%	9.54%	10.01%
Tier I capital	13.24	11.07	10.55	8.58	9.12
Leverage ratio	10.03	9.18	9.72	7.77	8.46

(1) These unaudited schedules provide selected financial information concerning the Company that should be read in conjunction with Management's Discussion and Analysis of Financial Condition and Results of Operations in this Annual Report.

(2) Noninterest expense divided by the sum of net interest income and noninterest income on a tax equivalent basis, excluding nonrecurring income and expense, such as gains/losses on investment securities and net cost (gain) of OREO.

FINANCIAL DATA SUPPLEMENT

CONSOLIDATED FIVE-YEAR STATEMENTS OF OPERATIONS (1)

Columbia Banking System, Inc.

	2003	2002	2001	2000	1999
	Years ended December 31, (dollars in thousands, except per share amounts)				
Interest Income:					
Loans	$ 69,427	$ 80,003	$ 97,650	$ 102,838	$ 77,807
Securities available for sale	14,166	11,606	5,596	5,650	5,619
Securities held to maturity	162	214	265	268	287
Deposits with banks	145	372	1,061	1,240	639
Total interest income	83,900	92,195	104,572	109,996	84,352
Interest Expense:					
Deposits	18,304	24,740	43,763	47,662	32,898
Federal Home Loan Bank advances	652	1,945	1,690	3,630	1,939
Long-term obligations	1,077	1,221	635		
Other borrowings			279	436	6
Total interest expense	20,033	27,906	46,367	51,728	34,843
Net Interest Income	63,867	64,289	58,205	58,268	49,509
Provision for loan losses	2,850	15,780	5,800	9,800	2,400
Net interest income after provision for loan losses	61,017	48,509	52,405	48,468	47,109
Noninterest income	22,784	20,050	17,451	11,587	10,146
Noninterest expense	55,960	53,653	50,954	44,753	39,644
Income before income tax	27,841	14,906	18,902	15,302	17,611
Provision for income tax	8,319	4,021	6,389	5,232	5,941
Net Income	$ 19,522	$ 10,885	$ 12,513	$ 10,070	$ 11,670
Net Income Per Common Share:					
Basic	$ 1.46	$ 0.83	$ 0.92	$ 0.75	$ 0.87
Diluted	1.44	0.82	0.91	0.73	0.85
Average number of common shares outstanding (basic)	13,370	13,165	13,538	13,488	13,458
Average number of common shares outstanding (diluted)	13,538	13,318	13,721	13,829	13,776
Total assets at end of period	$1,744,347	$1,699,613	$1,498,294	$1,496,495	$1,237,157
Long-term obligations	22,180	21,433	61,367	4,500	3,000
Cash dividends	0.15				

(1) These unaudited schedules provide selected financial information concerning the Company that should be read in conjunction with Management's Discussion and Analysis of Financial Condition and Results of Operations in this Annual Report.

CONSOLIDATED FIVE-YEAR SUMMARY OF AVERAGE BALANCES AND NET INTEREST REVENUE

Columbia Banking System, Inc.

	2003			2002		
	Average Balances(1)	Interest	Average Rate	Average Balances(1)	Interest	Average Rate
			(dollars in thousands)			
Interest-Earning Assets						
Commercial business	$ 411,372	$21,093	5.13%	$ 451,255	$26,828	5.95%
Real estate (2):						
One-to-four family residential	83,197	4,743	5.70	88,145	5,960	6.76
Commercial and five or more family residential properties	531,169	37,222	7.01	533,904	39,349	7.37
Consumer	103,203	6,369	6.17	110,618	7,866	7.11
Total loans	1,128,941	69,427	6.15	1,183,922	80,003	6.76
Securities (3)	401,594	15,868	3.95	246,995	13,058	5.29
Interest-earning deposits with banks	14,334	145	1.01	23,797	372	1.56
Total interest-earning assets	1,544,869	85,440	5.53	1,454,714	93,433	6.42
Other earning assets	29,892			25,173		
Non-earning assets	121,656			121,174		
Total assets	$1,696,417			$1,601,061		
Interest-Bearing Liabilities						
Certificates of deposit	$ 466,047	$12,529	2.69%	$ 475,961	$16,382	3.44%
Savings accounts	76,293	367	0.48	63,750	590	0.93
Interest-bearing demand and money market accounts	638,097	5,408	0.85	562,622	7,768	1.38
Total interest-bearing deposits	1,180,437	18,304	1.55	1,102,333	24,740	2.24
Federal Home Loan Bank advances	38,910	652	1.68	84,463	1,945	2.30
Long-term obligations	22,145	1,077	4.86	21,398	1,221	5.71
Other borrowings						
Total interest-bearing liabilities	1,241,492	20,033	1.61	1,208,194	27,906	2.31
Demand and other noninterest-bearing deposits	302,736			258,635		
Other noninterest-bearing liabilities	11,060			10,136		
Shareholders' equity	141,129			124,096		
Total liabilities and shareholders' equity	$1,696,417			$1,601,061		
Net interest income (3)		$65,407			$65,527	
Net interest spread			3.92%			4.11%
Net interest margin			4.23%			4.50%
Average interest-earning assets to average interest-bearing liabilities			124.50%			120.40%

(1) Nonaccrual loans were included in their respective loan categories. Amortized net deferred loan fees were included in the interest income calculations. The amortization of net deferred loan fees was $2.4 million in 2003, $1.9 million in 2002, $1.8 million in 2001, $1.4 million in 2000, and $962,000 in 1999.

(2) Real estate average balances include real estate construction loans.

(3) Yields on fully taxable equivalent basis, based on a marginal tax rate of 35% for calendar years 2003, 2002, 2001 and 2000, and 34% for 1999.

CONSOLIDATED FIVE-YEAR SUMMARY OF AVERAGE BALANCES AND NET INTEREST REVENUE

Columbia Banking System, Inc.

	2001			2000			1999		
	Average Balances(1)	Interest	Average Rate	Average Balances(1)	Interest	Average Rate	Average Balances(1)	Interest	Average Rate
	(dollars in thousands)								
Interest-Earning Assets									
Commercial business	$ 484,382	$ 38,128	7.87%	$ 475,807	$ 45,280	9.52%	$ 371,549	$32,338	8.70%
Real estate (2):									
One-to-four family residential	109,006	8,401	7.71	108,063	9,389	8.69	90,233	7,437	8.24
Commercial and five or more family residential properties	517,463	41,859	8.09	463,002	38,431	8.30	374,788	29,985	8.00
Consumer	108,055	9,262	8.57	102,141	9,737	9.53	90,803	8,047	8.86
Total loans	1,218,906	97,650	8.01	1,149,013	102,837	8.95	927,373	77,807	8.39
Securities (3)	100,343	6,251	6.23	97,585	6,152	6.30	99,149	6,085	6.14
Interest-earning deposits with banks	24,161	1,061	4.39	19,118	1,240	6.49	13,106	639	4.87
Total interest-earning assets	1,343,410	104,962	7.81	1,265,716	110,229	8.71	1,039,628	84,531	8.13
Other earning assets	8,025								
Non-earning assets	108,828			109,884			91,788		
Total assets	$1,460,263			$1,375,600			$1,131,416		
Interest-Bearing Liabilities									
Certificates of deposit	$ 563,486	$ 31,274	5.55%	$ 543,558	$ 33,053	6.08%	$ 388,445	$20,332	5.23%
Savings accounts	51,380	733	1.43	46,722	937	2.01	45,478	936	2.06
Interest-bearing demand and money market accounts	439,916	11,756	2.67	399,561	13,672	3.42	376,079	11,630	3.09
Total interest-bearing deposits	1,054,782	43,763	4.15	989,841	47,662	4.82	810,002	32,898	4.06
Federal Home Loan Bank advances	32,655	1,690	5.17	54,813	3,630	6.62	35,684	1,939	5.43
Long-term obligations	9,008	635	7.05						
Other borrowings	4,163	279	6.71	5,245	436	8.31	109	6	5.16
Total interest-bearing liabilities	1,100,608	46,367	4.21	1,049,899	51,728	4.93	845,795	34,843	4.12
Demand and other noninterest-bearing deposits	226,966			207,812			184,094		
Other noninterest-bearing liabilities	12,286			10,334			6,809		
Shareholders' equity	120,403			107,555			94,718		
Total liabilities and shareholders' equity	$1,460,263			$1,375,600			$1,131,416		
Net interest income (3)		$ 58,595			$ 58,501			$49,688	
Net interest spread			3.60%			3.78%			4.01%
Net interest margin			4.36%			4.62%			4.78%
Average interest-earning assets to average interest-bearing liabilities			122.06%			120.56%			122.92%

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

COLUMBIA BANKING SYSTEM, INC.

This discussion should be read in conjunction with the consolidated financial statements of the Company, and related notes thereto presented elsewhere in this report. In the following discussion, unless otherwise noted, references to increases or decreases in average balances in items of income and expense for a particular period and balances at a particular date refer to the comparison with corresponding amounts for the period or date for the previous year.

Critical Accounting Policies

Various elements of the Company's accounting policies, by their nature, are inherently subject to estimation techniques, valuation assumptions and other subjective assessments. In particular, management has identified several accounting policies that, due to the judgments, estimates and assumptions inherent in those policies, are critical to an understanding of the Company's financial statements. These policies relate to the methodology for the determination of the allowance for loan losses and the valuation of real estate owned. These policies and the judgments, estimates and assumptions are described in greater detail in subsequent sections of Management's Discussion and Analysis and in the consolidated financial statements and footnotes thereto included in this annual report on Form 10-K for the year ended December 31, 2003. Management believes that the judgments, estimates and assumptions used in the preparation of the financial statements are appropriate given the factual circumstances at the time. However, given the sensitivity of the financial statements to these critical accounting policies, the use of other judgments, estimates and assumptions could result in material differences in the results of operations or financial condition.

Management Overview

2003 proved to be a challenging year for the Company. The economy within the state of Washington lagged the national recovery. Interest rates remained low, continuing downward pressure on the Company's net interest margin. Loan balances declined as businesses paid down debt, refinanced and/or delayed expansion and capital investments. Deposits, primarily transactional accounts, grew as customers placed excess funds in the Bank which may have been the result of concerns regarding fluctuating equity markets. The Company invested excess funds in investment securities thereby maintaining net interest income comparable to 2002. During the year, improved credit quality reduced the level of loan loss provisions necessary to maintain adequate coverage for potential loan losses. The effect of a more normalized provision for loan losses in 2003 compared to 2002 is a primary contributor to the increase in earnings over the prior year.

Mortgage lending had another good year, surpassing the year before. As interest rates rose in the second half of 2003, the level of refinancing declined rapidly. The noninterest income from mortgage banking activity decreased during the fourth quarter of 2003 compared to the prior year. Although noninterest income has increased steadily over the past several years, the challenge in 2004 will be to replace mortgage banking noninterest income if refinancing and home purchase activity declines from the levels of the prior two years.

Looking forward, management believes the Company is well positioned for expansion within its market areas. The Pierce County economy (headquarters of the Company and location of 21 branches) began its economic recovery in 2003 and is expected to lead the State with growth of 3.1% in 2004. During the fourth quarter of 2003, the Company began to see signs of an improving economy, as total loans for the fourth quarter reflected a slight increase from the third quarter 2003. As a result of the current softness in the economy, one of our challenges in 2004 is to grow our loan portfolio with high quality credits. If interest rates do rise sometime in 2004 our interest margin could improve as the Company's interest-earning assets reprice faster than its interest-bearing liabilities in the short-term.

Results of Operations

The results of operations of the Company are dependent to a large degree on the Company's net interest income. The Company also generates noninterest income through service charges and fees, merchant services fees, and income from mortgage banking operations. The Company's operating expenses consist primarily of compensation, employee benefits, and occupancy. Like most financial institutions, the Company's interest income and cost of funds are affected significantly by general economic conditions, particularly changes in market interest rates, and by government policies and actions of regulatory authorities.

Net income for the year increased 79% to $19.5 million compared to net income of $10.9 million in 2002 and $12.5 million in 2001. On a diluted per share basis, 2003 net income was $1.44 per share, compared with net income of $0.82 per share in 2002, and $0.91 per share in 2001. The increase in 2003 net income resulted primarily from lower provisions for loan losses and increased noninterest income in 2003 as compared to 2002.

Net Interest Income. Net interest income decreased $422,000, or 1%, in 2003 compared with an increase of $6.1 million, or 10% in 2002. The decrease in 2003 net interest income was the result of declining loan balances and lower loan yields, partially offset by a higher concentration of average core deposits, and lower deposit funding costs. The increase in 2002 net interest income was the result of a higher concentration of average core deposits, and lower deposit funding costs, partially offset by decreased loan yields.

The Company experienced declining loan balances in 2003 as paydowns exceeded new loan production during the year, due in large part to the slow economy in the region reducing the demand for new loans. Management directed excess funds not required for loan production to purchases of investment securities. The Company continued its focus on deposit growth and its trend toward a greater concentration of core deposits in its deposit mix, as average core deposits increased $132.1 million or 15% in 2003, while average certificates of deposit ("CD") balances decreased $9.9 million or 2% compared to 2002. In 2003 average core deposits comprised 69% of deposits as compared to 65% of deposits in 2002.

The net interest margin (net interest income divided by average interest-earning assets) decreased 27 basis points to 4.23% in 2003, compared with 4.50% in 2002. [A basis point is $1/100^{th}$ of 1%, alternatively 100 basis points equals 1.00%.] Average interest-earning assets increased $90.2 million, or 6% to $1.54 billion during 2003 compared with a 8% or $111.3 million increase to $1.45 billion during 2002. The average yield on interest-earning assets decreased to 5.53% in 2003 from 6.42% in 2002, and 7.81% in 2001. In comparison, average interest-bearing liabilities increased $33.3 million, or 3%, to $1.24 billion during 2003 compared with a 10% or $107.6 million increase to $1.21 billion during 2002. The average cost of interest-bearing liabilities decreased to 1.61% in 2003 from 2.31% in 2002, and 4.21% in 2001.

Net interest margins declined in 2003 compared to 2002 due to declining loan balances and lower loan yields, partially offset by a higher concentration of average core deposits, and the Company's management of its deposit costs to lower deposit funding costs. A 25 basis point decrease on June 25, 2003 was the only Federal Funds target rate decrease in 2003. Declining deposit rates and a stable Federal Funds target rate from January through October 2002 decreased the Company's cost of funds and improved its net interest margin in early 2002. In November 2002 the Board of Governors of the Federal Reserve System reduced the Federal Funds target rate 50 basis points to 1.25%. Although deposit costs decreased as management responded to the reduction in interest rates, those reductions were delayed for fixed maturity time deposits (CDs) while approximately 40% of the loan yields were tied to the prime rate and repriced immediately. The relatively quick repricing of indexed commercial loans caused the yields on average interest-earning assets to decline more rapidly than the cost of average interest-bearing liabilities. During 2001, the Federal Funds target rate was reduced eleven times, cutting the rate from 6.5% at the beginning of the year to 1.75% in December 2001. Loan and investment interest declined in a similar manner in 2001, as the prime rate was reduced throughout the year.

The Company is asset sensitive from an interest-rate risk standpoint over a short-term period of at least 3 months and then becomes slightly liability sensitive over a twelve month period. In the event of a change in interest rates, a larger amount of the Company's interest-earning assets will reprice faster than its interest-bearing liabilities in the short-term. During a declining interest rate environment, the Company's net interest margin will be compressed if it is unable to reprice its interest-bearing liabilities as its interest-earning assets reprice.

Conversely, in a rising interest rate environment, the Company's interest-earning assets will reprice faster than its interest-bearing liabilities. Many economists believe that interest rates are at a low point in the current cycle and speculation is that the Federal Reserve may begin increasing the Federal Funds target rate sometime in 2004 or early 2005. In that event, the Company anticipates improvement in its net interest margin as interest-earning assets reprice faster than its deposits and other interest-bearing liabilities. In the meantime, the Company's net interest margin will either remain stable or decline marginally depending on the mix of loans and investment securities it adds to its interest-earning assets. A declining net interest margin does not imply that the Company's revenues will not continue to grow. If the Company is able to generate loan and investment security growth, net interest income could increase over prior years despite a decreasing or reduced net interest margin.

Provision for Loan Losses. The Company's contribution to its provision for loan losses was $2.9 million for 2003, compared with $15.8 million for 2002, and $5.8 million for 2001. For the years ended December 31, 2003, 2002, and 2001, net loan charge-offs amounted to $1.8 million, $11.3 million, and $9.9 million, respectively. The $1.8 million in charge-offs during 2003 were comprised of several loans. The charge-offs during 2002 and 2001 were largely impacted by a single substantial problem credit relationship requiring a significant charge-off in each year. During 2003, the allowance for loan loss balance increased $1.1 million to $20.3 million as compared to an increase of $4.4 million to $19.2 million in 2002 and a decrease of $4.1 million to $14.7 million at the end of 2001.

The allowance for loan losses as a percentage of loans (excluding loans held for sale at each date) increased to 1.88% at December 31, 2003 as compared to 1.63% and 1.26% of loans at December 31, 2002 and 2001, respectively. The increase in this ratio in 2003 was due to several factors, including lower charge-offs, declining loan balances, the effects of the challenging economy, and management's current evaluation of the loan portfolio. At year-end 2003, the allowance for loan losses to nonperforming loans was 152.86% compared to 112.08% at December 31, 2002. The increase in the percentage of the allowance to nonperforming loans is the result of both the increased allowance and a decrease in nonperforming loans. Management is carefully monitoring the loan portfolio given the softness within the local economy, and will consider changes to the Company's loan loss allowance as circumstances warrant. Management has continued to emphasize credit quality and strengthening of its loan monitoring systems and controls.

The effect of a more normalized provision for loan losses in 2003 is a primary contributor to the increase in net income over the prior year 2002, because of improved credit quality and adequate loan loss coverage ratios. If credit quality remains stable or improves further and the economy of the region improves, management anticipates the loan loss provisions in 2004 could be similar or lower than 2003. In the event that the economy improves and loan originations increase dramatically, the Company may increase its loan loss provisions above the prior year to maintain adequate allowance coverage, although those provisions could be offset by increased interest income from the increased loan volumes. If the economy does not improve and loan quality is adversely impacted, loan loss provisions could exceed the prior year.

Noninterest Income. Total noninterest income increased $2.7 million, or 14%, in 2003. Total noninterest income, excluding the gain on sale of investment securities, increased $3.1 million, or 16%, in 2003 compared with a $3.7 million, or 24%, increase in 2002. The increases in noninterest income were in residential mortgage loan originations resulting from the effect of lower long-term interest rates, service charges and other fees resulting from the growth in core deposits, and merchant services income. Income from mortgage banking improved by $335,000, or 10%, compared to an increase of $759,000, or 29%, in 2002. Service charges and other fees increased $1.3 million or 15% in 2003 compared with an increase of $1.6 million, or 22%, in 2002, while merchant service fees increased $1.3 million, or 26%, compared with an increase of $399,000, or 9%, in 2002. In accordance with the Company's investment strategy, management monitors market conditions with a view to realizing gains on its available for sale securities portfolio as market conditions allow. Treasury activity in 2003 contributed $222,000 toward noninterest income from net gains on sales of securities as compared to $610,000 in 2002.

Mortgage banking has been a significant component of the Company's noninterest income for many years. During the low interest rate cycle of the past two years, the gross income from mortgage banking increased to a record high of $3.7 million in 2003. Historically, the Company's residential real estate loans used for home purchases have comprised a significant portion of mortgage banking originations. The record low interest rates of the past two years resulted in a larger percentage of home loan refinancing. During the latter half of 2003, residential mortgage loan applications decreased as higher interest rates slowed refinancing activity compared to the first half of 2003 and the prior year 2002. In the fourth quarter of 2003, the income from mortgage banking decreased to $439,000 compared to $1.4 million for the same quarter in 2002. In addition to mortgage banking, the Company has consistently increased its noninterest income in service charges and other fees, and merchant services fees.

Noninterest Expense. Total noninterest expense increased $603,000, or 1%, in 2003 and $4.0 million, or 8%, in 2002, excluding Net Costs (Gains) of Other Real Estate Owned (OREO). During 2002 the Company realized net gains on REO properties of $1.6 million, primarily due to a $1.2 million lease termination payment and a $541,000 gain on the sale of the same property. Including Net Costs (Gains) of OREO, the Company's noninterest expense increased $2.3 million, or 4%, in 2003 and $2.7 million, or 5% in 2002. The increase in 2003 is due primarily to volume-related expenses, such as merchant services and residential real estate activity. These types of expenses are more than offset by additional noninterest revenues.

Management's ability to control noninterest expense in relation to the level of net revenue (net interest income plus noninterest income) is measured by the efficiency ratio and indicates the percentage of net revenue that is used to cover expenses. The Company calculates its efficiency ratio on a tax equivalent basis and excludes nonrecurring income and expense, such as gains/losses on investment securities and net cost (gain) of OREO. For the years ended 2003 and 2002, the Company efficiency ratio was 62.86% and 64.46%, respectively. The Company is committed to controlling and managing expenses. The efficiency ratio for 2003 was the lowest for the past five years. The Company was able to achieve this through effective management of its net interest margin, growth in noninterest income, and controlling its expense growth. Economic conditions within its markets and the depressed interest rates during the past three years have adversely impacted the Company's ability to realize significant improvement of its efficiency ratio. Continued improvement of the efficiency ratio will depend on the Bank's ability to grow the loan portfolio, increase in interest rates, growth of noninterest income and continued expense control.

Credit Risk Management

The extension of credit in the form of loans or other credit substitutes to individuals and businesses is one of the Company's principal business activities. Company policies and applicable laws and regulations require risk analysis as well as ongoing portfolio and credit management. The Company manages its credit risk through lending limit constraints, credit review, approval policies, and extensive, ongoing internal monitoring. The Company also manages credit risk through diversification of the loan portfolio by type of loan, type of industry, type of borrower, and by limiting the aggregation of debt to a single borrower.

In analyzing its existing portfolio, the Company reviews its consumer and residential loan portfolios by their performance as a pool of loans, since no single loan is individually significant or judged by its risk rating, size or potential risk of loss. In contrast, the monitoring process for the commercial business, private banking, real estate construction, and commercial real estate portfolios includes periodic reviews of individual loans with risk ratings assigned to each loan and performance judged on a loan by loan basis. The Company reviews these loans to assess the ability of the borrower to service all of its interest and principal obligations and, as a result, the risk rating may be adjusted accordingly. In the event that full collection of principal and interest is not reasonably assured, the loan is appropriately downgraded and, if warranted, placed on non-accrual status even though the loan may be current as to principal and interest payments.

Additionally, the Company assesses whether an impairment of a loan, as provided in SFAS No. 114, "Accounting by Creditors for Impairment of a Loan", warrants specific reserves or a write-down of the loan. See "Provision and Allowance For Loan Losses" on page 14 and Note 6 to the consolidated financial statements.

Loan policies, credit quality criteria, portfolio guidelines and other controls are established under the guidance of the Company's Senior Credit Officer and approved, as appropriate, by the Board. Credit Administration, together with the loan committee, has the responsibility for administering the credit approval process. As another part of its control process, the Company uses an independent internal credit review and examination function to provide assurance that loans and commitments are made and maintained as prescribed by its credit policies. This includes a review of documentation when the loan is initially extended and subsequent on-site examination to ensure continued performance and proper risk assessment.

Loan Portfolio Analysis

The Company is a full service commercial bank, which originates a wide variety of loans, and concentrates its lending efforts on originating commercial business and commercial real estate loans. The following table sets forth the Company's loan portfolio by type of loan for the dates indicated:

	December 31,									
	2003	% of Total	2002	% of Total	2001	% of Total	2000	% of Total	1999	% of Total
	(dollars in thousands)									
Commercial business	$ 381,658	35.4%	$ 460,169	39.1%	$ 466,638	39.9%	$ 496,125	41.6%	$ 426,060	40.6%
Real estate:										
One-to-four family residential	47,430	4.4	50,119	4.3	52,852	4.5	55,922	4.7	64,669	6.2
Commercial and five or more family residential properties	472,836	43.8	447,662	38.1	432,419	37.0	428,884	36.0	377,708	36.0
Total real estate	520,266	48.2	497,781	42.4	485,271	41.5	484,806	40.7	442,377	42.2
Real estate construction:										
One-to-four family residential	15,577	1.4	17,968	1.5	20,693	1.8	33,548	2.8	32,742	3.1
Commercial and five or more family residential properties	58,998	5.5	93,490	7.9	91,080	7.7	74,451	6.3	45,886	4.4
Total real estate construction	74,575	6.9	111,458	9.4	111,773	9.5	107,999	9.1	78,628	7.5
Consumer	104,240	9.7	109,070	9.3	109,845	9.4	106,633	8.9	103,296	9.9
Subtotal	1,080,739	100.2	1,178,478	100.2	1,173,527	100.3	1,195,563	100.3	1,050,361	100.2
Less deferred loan fees and other	(2,437)	(0.2)	(2,625)	(0.2)	(2,894)	(0.3)	(3,043)	(0.3)	(2,355)	(0.2)
Total loans	$1,078,302	100.0%	$1,175,853	100.0%	$1,170,633	100.0%	$1,192,520	100.0%	$1,048,006	100.0%
Loans held for sale	$ 10,640		$ 22,102		$ 29,364		$ 14,843		$ 5,479	

Total loans (excluding loans held for sale) at December 31, 2003, decreased $97.6 million, or 8%, from year-end 2002. Commercial loans, contributed a majority of the decrease combined with declines in all categories, except for commercial and five or more family residential real estate and real estate construction loans.

Commercial Loans: Commercial loans decreased $78.5 million, or 17%, to $381.7 million from year-end 2002, representing 35% of total loans compared with 39% of total loans at December 31, 2002. Management is committed to providing competitive commercial lending in the Company's primary market areas. Management believes slowdowns in commercial lending during 2003 and 2002 were due to decreased confidence of business owners as the economy slowed during the year and businesses reduced inventories and paid down debt. The Company expects to continue to expand its commercial lending products and to emphasize in particular its relationship banking with businesses, and business owners.

Real Estate Loans: Residential one-to-four family loans decreased $2.7 million to $47.4 million at December 31, 2003, representing 4% of total loans compared with an equal $2.7 million decrease to $50.1 million at December 31, 2002, representing 4% of total loans. These loans are used by the Company to collateralize advances from the Federal Home Loan Bank ("FHLB"). The Company's underwriting standards require that one-to-four family portfolio loans generally be owner-occupied and that loan amounts not exceed 80% (90% with private mortgage insurance) of the appraised value or cost, whichever is lower, of the underlying collateral at origination. Generally, management's policy is to originate for sale to third parties residential loans secured by properties located within the Company's primary market areas. The Company may retain larger percentages of such originated loans as market conditions dictate.

Commercial and five or more family residential real estate loans increased $25.2 million, or 6%, to $472.8 million at December 31, 2003, representing 44% of total loans from $447.7 million at December 31, 2002, representing 38% of total loans. Commercial and five or more family residential real estate loans reflect a mix of owner occupied and income property transactions. Generally, these loans are made to borrowers who have existing banking relationships with the Company. The Company's underwriting standards generally require that the loan-to-value ratio for these loans not exceed 75% of appraised value or cost, whichever is lower, and that commercial properties maintain debt coverage ratios (net operating income divided by annual debt servicing) of 1.2 or better. However, underwriting standards can be influenced by competition and other factors. The Company endeavors to maintain the highest practical underwriting standards while balancing the need to remain competitive in its lending practices.

Real Estate Construction Loans: The Company originates a variety of real estate construction loans. One-to-four family residential construction loans are originated for the construction of custom homes (where the home buyer is the borrower) and provides financing to builders for the construction of pre-sold homes and speculative residential construction. Construction loans on one-to-four family residences decreased $2.4 million to $15.6 million at December 31, 2003, representing 1% of total loans, from $18.0 million representing 2% of total loans at December 31, 2002. Commercial and five or more family residential real estate construction loans decreased $34.5 million to $59.0 million at December 31, 2003, representing 5% of total loans, from $93.5 million, representing 8% of total loans, at December 31, 2002. The Company endeavors to limit its construction lending risk through adherence to strict underwriting procedures.

Consumer Loans: At December 31, 2003, the Company had $104.2 million of consumer loans outstanding, representing 10% of total loans as compared with $109.1 million of consumer loans outstanding, and 9% of total loans, at December 31, 2002. Consumer loans made by the Company include automobile loans, boat and recreational vehicle financing, home equity and home improvement loans, and miscellaneous personal loans.

Foreign Outstanding: The Company is not involved with loans to foreign companies and foreign countries.

Loan Maturities: The following table presents, (i) the aggregate maturities of loans in each major reportable category named below of the Company's loan portfolio and (ii) the aggregate amounts of variable and fixed rate loans.

As of December 31, 2003	Maturing Due Through 1 Year	 Over 1 Through 5 Years	 Over 5 Years	Total
	(in thousands)			
Commercial business	$214,717	$117,285	$49,656	$381,658
Real estate construction	17,351	35,622	21,602	74,575
Total	$232,068	$152,907	$71,258	$456,233
Fixed rate loans	$ 12,342	$ 43,746	$15,895	$ 71,983
Variable rate loans	219,726	109,161	55,363	384,250
Total	$232,068	$152,907	$71,258	$456,233

Nonperforming Assets

Nonperforming assets consist of: (i) nonaccrual loans, which generally are loans placed on a nonaccrual basis when the loan becomes past due 90 days or when there are otherwise serious doubts about the collectibility of principal or interest; (ii) in most cases restructured loans, for which concessions, including the reduction of interest rates below a rate otherwise available to that borrower or the deferral of interest or principal, have been granted due to the borrower's weakened financial condition (interest on restructured loans is accrued at the restructured rates when it is anticipated that no loss of original principal will occur); (iii) real estate owned; and (iv) personal property owned.

Total nonperforming assets totaled $15.4 million, or 0.88% of period-end assets at December 31, 2003, compared to $18.2 million, or 1.07% of period-end assets at December 31, 2002.

The following table sets forth, at the dates indicated, information with respect to nonaccrual loans, restructured loans, total nonperforming loans (nonaccrual loans plus restructured loans), real estate owned, personal property owned, total nonperforming assets, accruing loans past-due 90 days or more, and potential problem loans of the Company:

	December 31,				
	2003	2002	2001	2000	1999
			(in thousands)		
Nonaccrual:					
Commercial business	$ 9,987	$13,767	$15,393	$11,091	$ 2,176
Real Estate					
One-to-four family residential	365	139	356	410	23
Commercial and five or more family residential real estate	1,245	1,842	1,415	541	1,784
Real Estate Construction					
One-to-four family residential	663	920	237		
Commercial and five or more family residential real estate				157	
Consumer	995	250	234	307	377
Total nonaccrual loans	13,255	16,918	17,635	12,506	4,360
Restructured:					
Commercial business					65
One-to-four family residential construction		187	716	1,136	122
Total restructured loans		187	716	1,136	187
Total nonperforming loans	$13,255	$17,105	$18,351	$13,642	$ 4,547
Real estate owned	1,452	130	197	1,291	1,263
Other personal property owned	691	916			
Total nonperforming assets	$15,398	$18,151	$18,548	$14,933	$ 5,810
Accruing loans past-due 90 days or more	$ 4	$ 7			
Potential problem loans	$ 1,342	$ 2,818	$ 4,746	$ 1,631	$ 2,234
Allowance for loan losses	20,261	19,171	14,734	18,791	9,967
Allowance for loan losses to year-end loans	1.88%	1.63%	1.26%	1.58%	0.95%
Allowance for loan losses to nonperforming loans	152.86%	112.08%	80.29%	137.74%	219.19%
Nonperforming loans to year-end loans	1.23%	1.45%	1.57%	1.14%	0.43%
Nonperforming assets to year-end assets	0.88%	1.07%	1.24%	1.00%	0.47%

Nonperforming Loans: The consolidated financial statements are prepared according to the accrual basis of accounting. This includes the recognition of interest income on the loan portfolio, unless a loan is placed on a nonaccrual basis, which occurs when there are serious doubts about the collectibility of principal or interest. The policy of the Company generally is to discontinue the accrual of interest on all loans past due 90 days or more and place them on nonaccrual status.

Nonperforming loans were $13.3 million, or 1.23% of total loans (excluding loans held for sale) at December 31, 2003, compared to $17.1 million, or 1.45% of total loans (excluding loans held for sale) at December 31, 2002. Nonaccrual loans decreased $3.7 million, or 22% from year-end 2002 to $13.3 million at December 31, 2003, as several loans were either paid, returned to accrual status, or were uncollectible. At December 31, 2003 the nonaccrual balance was comprised of several loans secured by real estate or other collateral. One loan comprises approximately 51% of the total nonaccrual loan balance at December 31, 2003. The credit was classified nonaccrual during the fourth quarter of 2003 as a result of adverse changes in the borrower's financial condition. However, a purchaser has made an equity investment in the borrower and a further financial commitment designed to improve the borrower's financial position. In addition, the purchaser has brought all payments current.

At December 31, 2002, one credit relationship previously written down to net realizable value comprised approximately half of the nonaccrual loan balance. The credit was resolved and removed from nonaccrual status during 2003.

Nonaccrual loans and other nonperforming assets are centered in a small number of lending relationships which management considers adequately reserved. Generally, these relationships are well collateralized though loss of principal on certain of these loans will remain in question until the loans are paid or collateral is liquidated. The Company will continue its collection efforts and liquidation of collateral to recover as large a portion of the nonaccrual assets as possible. Substantially, all nonperforming loans are to borrowers within Washington State.

Real Estate Owned: Real estate owned (REO), which is comprised of property from foreclosed real estate loans, increased $1.3 million to $1.5 million at December 31, 2003 compared to a decrease of $67,000 to $130,000 at December 31, 2002. During 2003, the Company foreclosed and transferred to REO a net $3.7 million after write-downs of $29,000 on ten loans collateralized by real estate. During the year, the Company completed the sale of seven foreclosed properties for net losses of $68,000. At December 31, 2003, REO consisted of six foreclosed properties.

Other Personal Property Owned: Other personal property owned (OPPO) is comprised of other, non-real estate property from foreclosed loans. During 2003 the Company liquidated $225,000 of OPPO ending with a balance of $691,000 at December 31, 2003. In 2002, the Company foreclosed on three loan relationships resulting in the ownership of $1.3 million in OPPO. The Company liquidated $412,000 of OPPO during 2002. The Company continues to liquidate the other personal property owned as quickly as possible to maximize recovery.

Potential Problem Loans: Potential problem loans are loans which are currently performing and are not nonaccrual, restructured or impaired loans, but about which there are sufficient doubts as to the borrower's future ability to comply with repayment and which may later be included in nonaccrual, past due, restructured or impaired loans. Potential problem loans totaled $1.3 million at year-end 2003 and $2.8 million at year-end 2002.

Provision and Allowance for Loan Losses

The Company maintains an allowance for loan losses to absorb losses inherent in the loan portfolio. The size of the allowance is determined through quarterly assessments of the probable estimated losses in the loan portfolio. The Company's methodology for making such assessments and determining the adequacy of the allowance includes the following key elements:

1. General Valuation Allowance consistent with SFAS No. 5, "Accounting for Contingencies."

2. Criticized/Classified Loss Reserves on specific relationships. Specific allowances for identified problem loans are determined in accordance with SFAS No. 114, "Accounting by Creditors for Impairment of a Loan."

On a quarterly basis the Senior Credit Officer of the Company reviews with Executive Management and the Board of Directors the various additional factors that management considers when determining the adequacy of the allowance, including economic and business condition reviews. These factors include the following as of the applicable balance sheet date:

1. Existing general economic and business conditions affecting the Company's market place
2. Credit quality trends, including trends in nonperforming loans
3. Collateral values
4. Seasoning of the loan portfolio
5. Bank regulatory examination results
6. Findings of internal credit examiners
7. Duration of current business cycle

The allowance is increased by provisions charged to operations, and is reduced by loans charged off, net of recoveries. While management believes it uses the best information available to determine the allowance for loan losses, unforeseen market conditions could result in adjustments to the allowance, and net income could be affected, if circumstances differ from the assumptions used in determining the allowance.

At December 31, 2003, the Company's allowance for loan losses was $20.3 million, or 1.88% of total loans (excluding loans held for sale), 153% of nonperforming loans, and 132% of nonperforming assets. This compares with an allowance of $19.2 million, or 1.63% of the total loan portfolio, excluding loans held for sale, 112% of nonperforming loans, and 106% of nonperforming assets at December 31, 2002. During 2003 the Company allocated $2.9 million to its provision for loan losses, compared to $15.8 million in the 2002, a decrease of $12.9 million due to improved credit quality in the loan portfolio and lower charge-offs. Management believes the increase in the allowance as a percentage of total loans at December 31, 2003, is prudent and appropriate considering the challenging economic environment and the level of nonperforming loans.

During 2003, net charge-offs totaled $1.8 million compared to net charge-offs of $11.3 million in 2002. The net charge-offs during 2003 were comprised of several loans, while in 2002, charge-offs were largely impacted by a single problem credit relationship charged-off during the first quarter of 2002.

The Company has used the same methodology for allowance calculations in years 2003, 2002 and 2001. Adjustments to the percentages of the allowance allocated to loan categories are made based on trends with respect to delinquencies and problem loans within each pool of loans. There were no significant changes during 2003 in estimation methods or assumptions that affected the Company's methodology for assessing the appropriateness of the allowance.

Management is carefully monitoring the loan portfolio given the softness within the local economy, and will consider increases to the Company's loan loss allowance as circumstances warrant. Management has continued to emphasize credit quality and strengthening of its loan monitoring systems and controls.

The following table provides an analysis of net losses by loan type for the last five years.

	December 31,				
	2003	2002	2001	2000	1999
	(dollars in thousands)				
Total loans, net at end of period [1]	$1,078,302	$1,175,853	$1,170,633	$1,192,520	$1,048,006
Daily average loans	1,128,941	1,183,922	1,218,906	1,149,013	927,373
Balance of allowance for loan losses at beginning of period	$ 19,171	$ 14,734	$ 18,791	$ 9,967	$ 9,002
Charge-offs					
Commercial business	(2,210)	(6,870)	(9,681)	(1,448)	(1,006)
Real Estate:					
One-to-four family residential	(1)	(6)			
Commercial and 5 or more family residential properties		(3,500)	(11)		
Real Estate Construction:					
One-to-four family residential construction	(26)	(855)	(109)	(21)	(314)
Consumer	(315)	(857)	(247)	(309)	(299)
Total charge-offs	(2,552)	(12,088)	(10,048)	(1,778)	(1,619)
Recoveries					
Commercial business	728	158	138	756	118
Real Estate:					
One-to-four family residential		23			
Commercial and 5 or more family residential properties		3			
Real Estate Construction:					
One-to-four family residential construction	5	538		8	
Consumer	59	23	53	38	66
Total recoveries	792	745	191	802	184
Net charge-offs	(1,760)	(11,343)	(9,857)	(976)	(1,435)
Provision charged to expense	2,850	15,780	5,800	9,800	2,400
Balance of allowance for loan losses at end of period	$ 20,261	$ 19,171	$ 14,734	$ 18,791	$ 9,967
Net charge-offs to average loans outstanding	0.16%	0.96%	0.81%	0.08%	0.16%
Allowance for loan losses to total loans [1]	1.88%	1.63%	1.26%	1.58%	0.95%
Allowance for loan losses to nonperforming loans	152.86%	112.08%	80.29%	137.74%	219.19%

(1) Excludes loans held for sale

Loan Loss Allowance Allocation

The table below shows the allocation of the allowance for loan losses for the last five years. The allocation is based on an evaluation of loan problems, historical ratios of loan losses, and other factors, which may affect future loan losses in the categories of loans shown.

Balance at End of Period Applicable to:	December 31, 2003 Amount	2003 % of Total Loans*	2002 Amount	2002 % of Total Loans*	2001 Amount	2001 % of Total Loans*	2000 Amount	2000 % of Total Loans*	1999 Amount	1999 % of Total Loans*
	(dollars in thousands)									
Commercial business	$12,980	35.4%	$13,159	39.1%	$11,254	39.9%	$15,756	41.3%	$6,573	40.4%
Real estate and construction:										
One-to-four family residential	895	5.8	503	5.8	779	6.3	759	7.5	997	9.3
Commercial and five or more family residential properties	5,109	49.1	4,577	45.8	1,834	44.4	1,905	42.3	2,048	40.4
Consumer	1,277	9.7	932	9.3	867	9.4	371	8.9	349	9.9
Total	$20,261	100.0%	$19,171	100.0%	$14,734	100.0%	$18,791	100.0%	$9,967	100.0%

* Represents the total of all outstanding loans in each category as a percent of total loans outstanding.

Securities

The Company's securities (securities available for sale and securities held to maturity) increased by $186.0 million to $513.7 million from year-end 2002 to year-end 2003. Purchases during 2003 totaled $416.8 million while maturities and prepayments totaled $208.4 million compared to purchases of $239.8 million and maturities and prepayments of $46.3 million during 2002. The Company sold $12.0 million of securities for net realized gains of $222,000 during 2003, as compared to $18.1 million of securities sold for net realized gains of $610,000 during 2002. At December 31, 2003 mortgage-backed securities comprised 78% of the investment portfolio, state and municipal securities were 15%, and U.S. government agency securities were 6%. All of the Company's mortgage-backed securities holdings are agency backed mortgage securities. The average duration of the securities portfolio was 5 years, 9 months at December 31, 2003.

During 2003, the Company grew its investment securities portfolio in response to increased deposits coupled with soft loan demand. Approximately 78% of the investment portfolio consists of agency issued mortgage-backed securities with aggregate average lives of 3.8 years. The investment strategy is designed to provide an investment return on low risk, liquid, shorter-term investments in anticipation of improving economic conditions over the next several years. As loan demand and growth returns to the Company's markets, the run-off of the mortgage-backed securities portfolio will fund higher yielding loan growth. The Company feels that this strategy employs effective use of funds, provides acceptable yields, and minimizes interest rate risk if rates begin to rise.

Approximately 99% of the Company's securities are classified as available for sale and are carried at fair value. These securities are used by management as part of its asset/liability management strategy and may be sold in response to changes in interest rates or significant prepayment risk. For further information on investment securities, including gross unrealized gains and losses in the portfolio and gross realized gains and losses on sales of securities, see Note 4 to the consolidated financial statements.

Premises and Equipment

In 2003, fixed assets decreased $2.2 million from 2002. The net change includes purchases of $1.9 million, disposals of $260,000 and depreciation expense of $3.9 million. The Company's capital expenditures in 2004 are anticipated to be approximately $2.0 million primarily for new furniture, equipment, and software.

Liquidity and Sources of Funds

The Company's primary sources of funds are customer deposits and advances from the FHLB. These funds, together with loan repayments, loan sales, retained earnings, equity and other borrowed funds, are used to make loans, to acquire securities and other assets, and to fund continuing operations.

Deposit Activities

The Company increased average deposits by 9% in 2003, compared to 6% growth in 2002, as it continued its focus on increasing average deposits through core deposit growth. Average core deposits which include interest and non-interest bearing demand, money market, and savings accounts, increased by $132.1 million, or 15%, to $1.02 billion in 2003 from $885.0 million in 2002. Average interest bearing and noninterest-bearing demand deposits increased 7% and 17%, respectively, in 2003 and increased 5% and 14%, respectively, in 2002. Average CDs decreased $9.9 million, or 2% during 2003. Due to uncertain market and economic conditions, rather than renew maturing CDs, many customers chose to move funds into a core deposit account or withdraw funds. At year-end 2003 total deposits increased $57.5 million to $1.54 billion compared with $1.49 billion at December 31, 2002. During 2003 there was a continued shift in the deposit mix as year-end core deposits increased $117.5 million, or 12%, while CDs decreased $60.1 million, or 12%, compared with deposit totals at December 31, 2002.

Average deposits and weighted average interest rates for each major category are summarized in the following table:

	Years ended December 31,									
	2003		2002		2001		2000		1999	
	Average Deposits	Rate	Average Deposits	Rate	Average Deposits	Rate	Average Deposits	Rate	Average Deposits	Rate
	(dollars in thousands)									
Demand and other non-interest bearing	$ 302,736		$ 258,635		$ 226,966		$ 207,812		$184,094	
Interest bearing demand [1]	638,097	0.85%	562,622	1.38%	439,916	2.67%	399,561	3.42%	376,079	3.09%
Savings	76,293	0.48%	63,750	0.93%	51,380	1.43%	46,722	2.01%	45,478	2.06%
Certificates of deposit	466,047	2.69%	475,961	3.44%	563,486	5.55%	543,558	6.08%	388,445	5.23%
Total interest-bearing deposits	1,180,437	1.55%	1,102,333	2.24%	1,054,782	4.15%	989,841	4.82%	810,002	4.06%
Total average deposits	$1,483,173		$1,360,968		$1,281,748		$1,197,653		$994,096	

(1) Interest-bearing demand deposits include interest-bearing checking accounts and money market accounts

As equity markets improve, the Company anticipates that some of the deposit growth that occurred during the past couple of years may eventually be deployed elsewhere as customers regain confidence in those markets. At the same time, the Company anticipates growing its deposits through new customers and its current customer base as business and individual prosperity improves during an anticipated economic recovery.

The Company has established a branch system to serve its consumer and business depositors. In addition, management's strategy for funding growth is to make use of brokered and other wholesale deposits. The Company's use of brokered and other wholesale deposits decreased in 2003. In the future, management anticipates continuing use of such deposits to fund loan demand or treasury functions. Brokered and other wholesale deposits (excluding public deposits) decreased $29.6 million to $16.3 million, or 1.1% of total deposits at December 31, 2003 compared to $45.8 million, or 3.1% of total deposits at December 31, 2002.

Brokered and other wholesale deposits are summarized below. The average interest rate for these deposits was 4.64% and 4.48% at December 31, 2003 and 2002, respectively.

	December 31,			
	2003		2002	
Amount maturing:	**Amount**	**Percent of Total Deposits**	**Amount**	**Percent of Total Deposits**
	(dollars in thousands)			
Due through 1 year	$ 5,071	0.33%	$35,773	2.41%
Over 1 through 3 years			5,071	0.34%
Over 3 through 5 years	6,289	0.40%	5,000	0.33%
Over 5 through 10 years	4,892	0.32%		
Total brokered and other wholesale deposits	$16,252	1.05%	$45,844	3.08%

For information regarding maturities of CD's greater than $100,000 please see Note 8 to the consolidated financial statements.

Borrowings

During 2001, the Company, through its subsidiary trust (the "Trust") participated in a pooled trust preferred offering, whereby the trust issued $22.0 million of 30 year floating rate capital securities. The capital securities constitute guaranteed preferred beneficial interests in debentures issued by the trust. The debentures had an initial rate of 7.29% and a rate of 4.74% at December 31, 2003. The floating rate is based on the 3-month LIBOR plus 3.58% and is adjusted quarterly. The Company through the Trust may call the debt at five years for a premium and at ten years at par, allowing the Company to retire the debt early if conditions are favorable. Effective December 31, 2003, the Company adopted Financial Accounting Standards Board Interpretation No. 46 "Consolidation of Variable Interest Entities" whereby the Trust was deconsolidated with the result being that the trust preferred obligations were reclassified as long-term subordinated debt on the Company's December 31, 2003 consolidated balance sheet and the Company's related investment in the Trust was recorded in other assets (see page 37). See "New Accounting Pronouncements" under Note 1 to the consolidated financial statements (page 40).

The Company relies on FHLB advances to supplement its funding sources, and the FHLB serves as another source of long-term borrowings as well as short-term borrowings. FHLB advances are secured by one-to-four family real estate mortgages and certain other assets. At December 31, 2003, the Company had FHLB advances of $16.5 million at an average interest rate of 1.10%. At December 31, 2003 the maximum borrowing line from the FHLB based on available collateral was $474 million. Management anticipates that the Company will continue to rely on the same sources of funds in the future, and will use those funds primarily to make loans and purchase securities.

The details of short-term borrowings are as follows:

	Years ended December 31,		
	2003	2002	2001
	(in thousands)		
Short-term borrowings			
Balance at year-end	$16,500	$46,470	
Average balance during the year	26,681	35,977	$30,683
Maximum month-end balance during the year	79,100	72,026	62,600
Weighted average rate during the year	1.36%	2.27%	5.37%
Weighted average rate at December 31,	1.10	2.34	2.10

Contractual Obligations & Commitments

The Company is party to many contractual financial obligations, including repayment of borrowings, operating and equipment lease payments, and commitments to extend credit. The table below presents certain future financial obligations of the Company.

	Payments due within time period at December 31, 2003				
	0-12 Months	1-3 Years	4-5 Years	Due after Five Years	Total
	(Dollars in thousands)				
Operating & equipment leases	$ 2,512	$4,886	$4,067	$14,075	$25,540
FHLB advances	16,500				16,500
Long-term subordinated debt				22,180	22,180
Total	$19,012	$4,886	$4,067	$36,255	$64,220

At December 31, 2003, the Company had commitments to extend credit of $375.7 million compared to $364.8 million at December 31, 2002. For additional information regarding future financial commitments, this discussion and analysis should be read in conjunction with the Company's consolidated financial statements and related notes included elsewhere in this report.

Interest Rate Sensitivity

The Company is exposed to interest rate risk, which is the risk that changes in prevailing interest rates will adversely affect assets, liabilities, capital, income and expenses at different times or in different amounts. Generally, there are four sources of interest rate risk as described below:

Repricing risk—Generally, repricing risk is the risk of adverse consequences from a change in interest rates that arises because of differences in the timing of when those interest rate changes affect an institution's assets and liabilities.

Basis risk—Basis risk is the risk of adverse consequence resulting from unequal changes in the spread between two or more rates for different instruments with the same maturity.

Yield curve risk—Yield curve risk is the risk of adverse consequence resulting from unequal changes in the spread between two or more rates for different maturities for the same instrument.

Option risk—In banking, option risks are known as borrower options to prepay loans and depositor options to make deposits, withdrawals, and early redemptions. Option risk arises whenever bank products give customers the right, but not the obligation, to alter the quantity or the timing of cash flows.

The Company maintains an asset/liability management policy that provides guidelines for controlling exposure to interest rate risk. The guidelines direct management to assess the impact of changes in interest rates upon both earnings and capital. The guidelines further provide that in the event of an increase in interest rate risk beyond preestablished limits, management will consider steps to reduce interest rate risk to acceptable levels.

The analysis of an institution's interest rate gap (the difference between the repricing of interest-earning assets and interest-bearing liabilities during a given period of time) is one standard tool for the measurement of the exposure to interest rate risk. The Company believes that because interest rate gap analysis does not address all factors that can affect earnings performance, it should be used in conjunction with other methods of evaluating interest rate risk.

The table on the following page sets forth the estimated maturity or repricing, and the resulting interest rate gap of the Company's interest-earning assets and interest-bearing liabilities at December 31, 2003. The amounts in the table are derived from the Company's internal data and are based upon regulatory reporting formats.

Therefore, they may not be consistent with financial information appearing elsewhere herein that has been prepared in accordance with generally accepted accounting principles. The amounts could be significantly affected by external factors such as changes in prepayment assumptions, early withdrawal of deposits and competition. For example, although certain assets and liabilities may have similar maturities or periods to repricing, they may react in different degrees to changes in market interest rates. Also, the interest rates on certain types of assets and liabilities may fluctuate in advance of changes in market interest rates, while other types may lag changes in market interest rates.

Additionally, certain assets, such as adjustable-rate mortgages, have features that restrict changes in the interest rates of such assets both on a short-term basis and over the lives of such assets. Further, in the event of a change in market interest rates, prepayment and early withdrawal levels could deviate significantly from those assumed in calculating the tables. Finally, the ability of many borrowers to service their adjustable-rate debt may decrease in the event of a substantial increase in market interest rates.

	Estimated Maturity or Repricing					
December 31, 2003	**0-3 months**	**4-12 months**	**Over 1 through 5 years**	**Over 5 through 10 years**	**More than 10 years**	**Total**
			(dollars in thousands)			
Interest-Earning Assets						
Interest-earning deposits	$ 949					$ 949
Securities	13,405	$ 42,573	$280,749	$108,599	$ 78,538	523,864
Loans:						
Business and commercial real estate	379,439	39,601	256,354	27,791	11,521	714,706
One-to-four family and owner-occupied residential real estate	77,312	34,130	127,881	7,418	9,516	256,257
Consumer	59,070	3,689	19,572	9,007	13,113	104,451
Total interest-earning assets	$530,175	$ 119,993	$684,556	$152,815	$112,688	$1,600,227
Noninterest-earning assets		13,225			130,865	144,120
Total assets	$530,175	$ 133,248	$684,556	$152,815	$243,553	$1,744,347
Percent of total interest-earning assets	33.13%	7.50%	42.78%	9.55%	7.04%	100.00%
Interest-Bearing Liabilities						
Deposits:						
Money market checking	$161,026	$ 161,026	$161,026			$ 483,078
Interest-bearing demand	42,832		171,327			214,159
Savings accounts	27,760			$ 27,760	$ 27,760	83,280
Time certificates of deposit	105,845	199,372	137,533	4,895		447,645
FHLB advances	16,500					16,500
Long-term subordinated debt	22,180					22,180
Total interest-bearing liabilities	$376,143	$ 360,398	$469,886	$ 32,655	$ 27,760	$1,266,842
Noninterest-bearing liabilities and equity	253,170		63,293		161,042	477,505
Total liabilities and equity	$629,313	$ 360,398	$533,179	$ 32,655	$188,802	$1,744,347
Interest-bearing liabilities as a percent of total interest-earning assets	23.51%	22.52%	29.36%	2.04%	1.74%	79.17%
Rate sensitivity gap	$154,032	$(240,405)	$214,670	$120,160	$ 84,928	$ 333,385
Cumulative rate sensitivity gap	154,032	(86,373)	128,297	248,457	333,385	
Rate sensitivity gap as a percentage of interest-earning assets	9.63%	(15.02)%	13.41%	7.51%	5.31%	20.83%
Cumulative rate sensitivity gap as a percentage of interest-earning assets	9.63%	(5.39)%	8.01%	15.52%	20.83%	

Interest Rate Sensitivity on Net Interest Income

A number of measures are used to monitor and manage interest rate risk, including income simulations and interest sensitivity (gap) analyses. An income simulation model is the primary tool used to assess the direction and magnitude of changes in net interest income resulting from changes in interest rates. Key assumptions in the model include prepayment speeds on mortgage-related assets, cash flows and maturities of other investment securities, loan and deposit volumes and pricing. These assumptions are inherently uncertain and, as a result, the model cannot precisely estimate net interest income or precisely predict the impact of higher or lower interest rates on net interest income. Actual results will differ from simulated results due to timing, magnitude and frequency of interest rate changes and changes in market conditions and management strategies, among other factors.

Based on the results of the simulation model as of December 31, 2003, the Company would expect an increase in net interest income of $24,000 and a decrease of $148,000 if interest rates gradually increase or decrease, respectively, from current rates by 100 basis points over a twelve-month period. Based on the results of the simulation model as of December 31, 2002, the Company would expect a decrease in net interest income of $235,000 and $32,000 if interest rates gradually decrease or increase, respectively, from current rates by 100 basis points over a twelve-month period. The simulation analysis assumes rates on core deposits lag changes in loan rates.

The following table sets forth the amounts of the changes in consolidated net interest income attributable to changes in volume and changes in interest rates for the Company. Changes attributable to the combined effect of volume and interest rates have been allocated proportionately to the changes due to volume and the changes due to interest rates.

	2003 Compared to 2002 Increase (Decrease) Due to			2002 Compared to 2001 Increase (Decrease) Due to		
	Volume	Rate	Total	Volume	Rate	Total
	(in thousands)					
Interest Income						
Loans: (1)						
Commercial business	$(2,244)	$(3,491)	$ (5,735)	$(2,468)	$ (8,832)	$(11,300)
One-to-four family residential	(321)	(896)	(1,217)	(1,488)	(953)	(2,441)
Commercial and five or more family residential properties	(201)	(1,926)	(2,127)	1,396	(3,906)	(2,510)
Consumer	(504)	(993)	(1,497)	226	(1,622)	(1,396)
Total loans	(3,270)	(7,306)	(10,576)	(2,334)	(15,313)	(17,647)
Securities (TE)	4,711	(1,901)	2,810	7,590	(783)	6,807
Interest-earning deposits with banks	(120)	(107)	(227)	(16)	(673)	(689)
Total interest revenue (TE)	$ 1,321	$(9,314)	$ (7,993)	$ 5,240	$(16,769)	$(11,529)
Interest Expense						
Deposits:						
Certificates of deposit	$ (335)	$(3,518)	$ (3,853)	$(4,322)	$(10,570)	$(14,892)
Savings accounts	155	(378)	(223)	312	(455)	(143)
Interest-bearing demand	1,256	(3,616)	(2,360)	5,442	(9,430)	(3,988)
Total interest on deposits	1,076	(7,512)	(6,436)	1,432	(20,455)	(19,023)
FHLB advances	(859)	(434)	(1,293)	392	(137)	255
Long-term subordinated debt & trust preferred obligations	4	(148)	(144)	680	(94)	586
Other borrowings				(140)	(139)	(279)
Total interest expense	$ 221	$(8,094)	$ (7,873)	$ 2,364	$(20,825)	$(18,461)

TE = Taxable Equivalent

(1) Nonaccrual loans were included in their respective loan categories. Amortized net deferred loan fees were included in the interest income calculations. The amortization of net deferred loan fees was $2.4 million in 2003, $1.9 million in 2002, and $1.8 million in 2001.

As evidenced by the table above, the principal cause of declining interest revenue and expense during 2003 and 2002 was primarily a result of declining interest rates. If rates rise slowly during 2004 and beyond and the economy improves, increases in interest revenue and expense will likely be caused by a combination of increased volume of loans and securities and higher interest rates.

Income Tax

For the years ending December 31, 2003, 2002, and 2001, the Company recorded income tax provisions of $8.3 million, $4.0 million, and $6.4 million, respectively. The effective tax rate was 30% in 2003, 27% in 2002 and 34% in 2001. The Company's effective tax rate is less than the statutory rate primarily due to earnings on tax-exempt municipal securities and bank owned life insurance. For additional information, see Note 10 to the consolidated financial statements.

Capital

The Company's shareholders' equity increased to $150.4 million at December 31, 2003, from $132.4 million at December 31, 2002, and $119.0 million at December 31, 2001. The increase is due primarily to net income for the year of $19.5 million. Shareholders' equity was 8.62%, 7.79%, and 7.94%, of total assets at December 31, 2003, 2002, and 2001, respectively.

Capital Ratios: Banking regulations require bank holding companies to maintain a minimum "leverage" ratio of core capital to adjusted quarterly average total assets of at least 3%. In addition, banking regulators have adopted risk-based capital guidelines, under which risk percentages are assigned to various categories of assets and off-balance sheet items to calculate a risk-adjusted capital ratio. Tier I capital generally consists of common shareholders' equity and trust preferred obligations, less goodwill and certain identifiable intangible assets, while Tier II capital includes the allowance for loan losses and subordinated debt, both subject to certain limitations. Regulatory minimum risk-based capital guidelines require Tier I capital of 4% of risk-adjusted assets and total capital (combined Tier I and Tier II) of 8% to be considered "adequately capitalized".

Federal Deposit Insurance Corporation regulations set forth the qualifications necessary for a bank to be classified as "well capitalized", primarily for assignment of FDIC insurance premium rates. To qualify as "well capitalized," banks must have a Tier I risk-adjusted capital ratio of at least 6%, a total risk-adjusted capital ratio of at least 10%, and a leverage ratio of at least 5%. Failure to qualify as "well capitalized" can negatively impact a bank's ability to expand and to engage in certain activities.

Columbia Bank qualifies as "well-capitalized" at December 31, 2003 and 2002.

	Columbia Banking System, Inc.		Columbia State Bank		Requirements	
	2003	2002	2003	2002	Adequately capitalized	Well-capitalized
Total risk-based capital ratio	14.49%	12.32%	14.02%	11.78%	8%	10%
Tier 1 risk-based capital ratio	13.24%	11.07%	12.77%	10.53%	4%	6%
Leverage ratio	10.03%	9.18%	9.69%	8.78%	4%	5%

Cash Dividends: The Company paid its first cash dividend of $0.05 per share on May 12, 2003 to shareholders of record at the close of business May 7, 2003. Cash dividends of $0.05 per share were also paid on August 21 and November 19, 2003 to shareholders of record at the close of business on August 7, 2003 and November 5, 2003.

Stock Dividends: On April 2, 2002, the Company announced a 5% stock dividend payable on April 30, 2002 to shareholders of record as of April 16, 2002. On May 15, 2001, the Company announced a 10% stock dividend payable on June 12, 2001, to shareholders of record on May 29, 2001. Average shares outstanding and net income per share for all periods presented have been retroactively adjusted to give effect to these transactions.

Applicable federal and Washington state regulations restrict capital distributions by institutions such as Columbia Bank, including dividends. Such restrictions are tied to the institution's capital levels after giving effect to distributions. The Company's ability to pay cash dividends is substantially dependent upon receipt of dividends from the Bank.

Stock Repurchase Program: In March 2002 the Board of Directors approved a stock repurchase program authorizing the Company to repurchase up to 500,000 of its outstanding shares of Common Stock. Accordingly, the Company may repurchase shares from time to time in the open market or in private transactions, under appropriate circumstances. As of December 31, 2003 the Company had not repurchased any shares of common stock in this current stock repurchase program. In 2001, the Company repurchased 660,000 shares of common stock for $9.0 million, per its August 2001 board approved stock repurchase program.

Impact of Inflation and Changing Prices

The impact of inflation on the Company's operations is increased operating costs. Unlike most industrial companies, virtually all the assets and liabilities of a financial institution are monetary in nature. As a result, interest rates generally have a more significant impact on a financial institution's performance than the effect of general levels of inflation. Although interest rates do not necessarily move in the same direction or to the same extent as the prices of goods and services, increases in inflation generally have resulted in increased interest rates.

Business Segment Information

The Company is managed along three major lines of business: commercial banking, retail banking, and real estate lending. The treasury function of the Company, although not considered a line of business, is responsible for the management of investments and interest rate risk. For financial highlights by lines of business, see Note 16 to the consolidated financial statements.

COLUMBIA BANKING SYSTEM, INC.

SUMMARY OF QUARTERLY FINANCIAL INFORMATION

Quarterly financial information for the years ended December 31, 2003 and 2002 is summarized as follows:

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Year Ended December 31,
	(in thousands, except per share amounts)				
2003					
Total interest income	$21,780	$21,479	$20,032	$20,609	$83,900
Total interest expense	5,761	5,365	4,543	4,364	20,033
Net interest income	16,019	16,114	15,489	16,245	63,867
Provision for loan losses	1,600	1,000	250		2,850
Noninterest income	5,553	5,735	6,032	5,464	22,784
Noninterest expense	13,694	14,044	14,291	13,931	55,960
Income before income tax	6,278	6,805	6,980	7,778	27,841
Provision for income tax	1,847	2,040	2,085	2,347	8,319
Net income	$ 4,431	$ 4,765	$ 4,895	$ 5,431	$19,522
Net income per common share:					
Basic	$ 0.33	$ 0.36	$ 0.37	$ 0.41	$ 1.46
Diluted	0.33	0.35	0.36	0.40	1.44
2002					
Total interest income	$23,153	$22,964	$22,971	$23,107	$92,195
Total interest expense	7,597	7,037	6,752	6,520	27,906
Net interest income	15,556	15,927	16,219	16,587	64,289
Provision for loan losses	7,065	1,980	4,035	2,700	15,780
Noninterest income	4,067	4,617	5,508	5,858	20,050
Noninterest expense	13,693	14,152	12,473	13,335	53,653
Income (loss) before income tax	(1,135)	4,412	5,219	6,410	14,906
Provision (benefit) for income tax	(707)	1,258	1,532	1,938	4,021
Net income (loss)	$ (428)	$ 3,154	$ 3,687	$ 4,472	$10,885
Net income (loss) per common share:					
Basic	$ (0.03)	$ 0.24	$ 0.28	$ 0.34	$ 0.83
Diluted	(0.03)	0.24	0.28	0.33	0.82

QUARTERLY COMMON STOCK PRICES AND DIVIDEND PAYMENTS

The Company's common stock trades on the Nasdaq Stock Market under the symbol COLB. Price information generally appears daily in the Nasdaq National Market Issues section of *The Wall Street Journal* and in most major Pacific Northwest metropolitan newspapers. On December 31, 2003, the last sale price for the Company's stock in the over-the-counter market was $21.66.

In April 2003, the Company declared and paid its first quarterly cash dividend of $0.05 per share. During 2003, the Company declared and paid two additional quarterly cash dividends of $0.05 per share for a total of $0.15 per share for year 2003. The Company does intend to retain earnings sufficient to support anticipated growth. Please refer to the "Capital" section of the "Management Discussion and Analysis of Financial Condition and Results of Operations" and Notes 3 and 12 to the consolidated financial statements, contained elsewhere in this report, for regulatory capital requirements and restrictions on dividends to shareholders.

At January 31, 2004, the number of shareholders of record was 1,312. This figure does not represent the actual number of beneficial owners of common stock because shares are frequently held in "street name" by securities dealers and others for the benefit of individual owners who may vote the shares.

The following are high and low sales prices as reported in Nasdaq according to information furnished by the National Association of Securities Dealers. Prices do not include retail mark-ups, mark-downs or commissions.

2003	High	Low
First quarter	$14.45	$12.00
Second quarter	19.00	13.60
Third quarter	19.00	17.10
Fourth quarter	22.40	17.61
For the year	22.40	12.00

2002	High	Low
First quarter (1)	$13.25	$10.48
Second quarter	13.00	10.96
Third quarter	13.50	10.80
Fourth quarter	13.59	10.76
For the year	13.59	10.48

(1) Restated for a 5% stock dividend paid on April 30, 2002.

SUPERVISION AND REGULATION

General

We are extensively regulated under federal and state law. These laws and regulations are primarily intended to protect depositors, not shareholders. The discussion below describes and summarizes certain statutes and regulations. These descriptions and summaries are qualified in their entirety by reference to the particular statute or regulation. Changes in applicable laws or regulations may have a material effect on our business and prospects. Our operations may also be affected by changes in the policies of banking and other government regulators. We cannot accurately predict the nature or extent of the possible future effects on our business and earnings of changes in fiscal or monetary policies, or new federal or state laws and regulations.

Federal Bank Holding Company Regulation

General. The Company is a bank holding company as defined in the Bank Holding Company Act of 1956, as amended, and is therefore subject to regulation, supervision and examination by the Federal Reserve. In general, the Bank Holding Company Act limits the business of bank holding companies to owning or controlling banks and engaging in other activities closely related to banking. The Company must also file reports and provide additional information with the Federal Reserve. Under the Financial Services Modernization Act of 1999, a bank holding company may apply to the Federal Reserve to become a financial holding company, and thereby engage (directly or through a subsidiary) in certain expanded activities deemed financial in nature, such as securities brokerage and insurance underwriting.

Holding Company Bank Ownership. The Bank Holding Company Act requires every bank holding company to obtain the prior approval of the Federal Reserve before (1) acquiring, directly or indirectly, ownership or control of any voting shares of another bank or bank holding company if, after such acquisition, it would own or control more than 5% of such shares, (2) acquiring all or substantially all of the assets of another bank or bank holding company, or (3) merging or consolidating with another bank holding company.

Holding Company Control of Nonbanks. With some exceptions, the Bank Holding Company Act also prohibits a bank holding company from acquiring or retaining direct or indirect ownership or control of more than 5% of the voting shares of any company which is not a bank or bank holding company, or from engaging directly or indirectly in activities other than those of banking, managing or controlling banks or providing services for its subsidiaries. The principal exceptions to these prohibitions involve certain non-bank activities which, by statute or by Federal Reserve regulation or order, have been identified as activities closely related to the business of banking or of managing or controlling banks.

Transactions with Affiliates. Subsidiary banks of a bank holding company are subject to restrictions imposed by the Federal Reserve Act on extensions of credit to the holding company or its subsidiaries, on investments in their securities, and on the use of their securities as collateral for loans to any borrower. These regulations and restrictions may limit the Company's ability to obtain funds from the Bank for its cash needs, including funds for payment of dividends, interest and operational expenses.

Tying Arrangements. We are prohibited from engaging in certain tie-in arrangements in connection with any extension of credit, sale or lease of property or furnishing of services. For example, with certain exceptions, neither the Company nor its subsidiaries may condition an extension of credit to a customer on either (1) a requirement that the customer obtain additional services provided by us or (2) an agreement by the customer to refrain from obtaining other services from a competitor.

Support of Subsidiary Banks. Under Federal Reserve policy, the Company is expected to act as a source of financial and managerial strength to the Bank. This means that the Company is required to commit, as necessary, resources to support the Bank. Any capital loans a bank holding company makes to its subsidiary banks are subordinate to deposits and to certain other indebtedness of those subsidiary banks.

State Law Restrictions. As a Washington corporation, the Company is subject to certain limitations and restrictions under applicable Washington corporate law. For example, state law restrictions in Washington include limitations and restrictions relating to indemnification of directors, distributions to shareholders, transactions involving directors, officers or interested shareholders, maintenance of books, records, and minutes, and observance of certain corporate formalities.

Federal and State Regulation of Columbia State Bank

General. The Bank is a Washington chartered commercial bank with deposits insured by the FDIC. As a result, the Bank is subject to supervision and regulation by the Washington Department of Financial Institutions, Division of Banks and the FDIC. These agencies have the authority to prohibit banks from engaging in what they believe constitute unsafe or unsound banking practices.

Lending Limits. Washington state banking law generally limits the amount of funds that a bank may lend to a single borrower to 20% of the bank's capital and surplus.

Community Reinvestment. The Community Reinvestment Act requires that, in connection with examinations of financial institutions within their jurisdiction, the Federal Reserve or the FDIC evaluate the record of the financial institution in meeting the credit needs of its local communities, including low and moderate income neighborhoods, consistent with the safe and sound operation of the institution. These factors are also considered in evaluating mergers, acquisitions and applications to open a branch or facility.

Insider Credit Transactions. Banks are also subject to certain restrictions imposed by the Federal Reserve Act on extensions of credit to executive officers, directors, principal shareholders or any related interests of such persons. Extensions of credit (1) must be made on substantially the same terms, including interest rates and collateral as, and follow credit underwriting procedures that are not less stringent than, those prevailing at the time for comparable transactions with persons not covered above and who are not employees, and (2) must not involve more than the normal risk of repayment or present other unfavorable features. Banks are also subject to certain lending limits and restrictions on overdrafts to insiders. A violation of these restrictions may result in the assessment of substantial civil monetary penalties, the imposition of a cease and desist order, and other regulatory sanctions.

Regulation of Management. Federal law sets forth circumstances under which officers or directors of a bank may be removed by the institution's federal supervisory agency. Federal law also prohibits management personnel of a bank from serving as a director or in a management position of another financial institution whose assets exceed a specified amount or which has an office within a specified geographic area.

Safety and Soundness Standards. Federal law imposes upon banks certain non-capital safety and soundness standards. These standards cover, among other things, internal controls, information systems, internal audit systems, loan documentation, credit underwriting, interest rate exposure, asset growth, compensation and benefits. Additional standards apply to asset quality, earnings and stock valuation. An institution that fails to meet these standards must develop a plan acceptable to its regulators, specifying the steps that the institution will take to meet the standards. Failure to submit or implement such a plan may subject the institution to regulatory sanctions.

Interstate Bank and Branching

The Riegle-Neal Interstate Banking and Branching Efficiency Act of 1994 ("Interstate Act") permits nationwide interstate banking and branching under certain circumstances. This legislation generally authorizes interstate branching and relaxes federal law restrictions on interstate banking. Currently, bank holding companies may purchase banks in any state, and states may not prohibit these purchases. Additionally, banks are permitted to merge with banks in other states, as long as the home state of neither merging bank has opted out under the legislation. The Interstate Act requires regulators to consult with community organizations before permitting an interstate institution to close a branch in a low-income area.

FDIC regulations prohibit banks from using their interstate branches primarily for deposit production. The FDIC has implemented a loan-to-deposit ratio screen to ensure compliance with this prohibition.

Washington enacted "opting in" legislation in accordance with the Interstate Act, allowing banks to engage in interstate merger transactions, subject to certain "aging" requirements. Washington restricts an out-of-state bank from opening de novo branches. However, once an out-of-state bank has acquired a bank within the state, either through merger or acquisition of all or substantially all of the bank's assets, the out-of-state bank may open additional branches within the state.

Deposit Insurance

The Bank's deposits are currently insured to a maximum of $100,000 per depositor through the Bank Insurance Fund administered by the FDIC. The Bank is required to pay deposit insurance premiums, which are assessed semiannually and paid quarterly. The premium amount is based upon a risk classification system established by the FDIC. Banks with higher levels of capital and a low degree of supervisory concern are assessed lower premiums than banks with lower levels of capital or a higher degree of supervisory concern.

The FDIC is also empowered to make special assessments on insured depository institutions in amounts determined by the FDIC to be necessary to give it adequate assessment income to repay amounts borrowed from the U.S. Treasury and other sources or for any other purpose the FDIC deems necessary.

Dividends

The principal source of the Company's cash reserves is dividends received from the Bank. The payment of dividends is subject to government regulation, in that regulatory authorities may prohibit banks and bank holding companies from paying dividends in a manner that would constitute an unsafe or unsound banking practice. In addition, a bank may not pay cash dividends if doing so would reduce the amount of its capital below that necessary to meet minimum applicable regulatory capital requirements. State laws also limit a bank's ability to pay dividends.

Capital Adequacy

Regulatory Capital Guidelines. Federal bank regulatory agencies use capital adequacy guidelines in the examination and regulation of bank holding companies and banks. The guidelines are "risk-based," meaning that they are designed to make capital requirements more sensitive to differences in risk profiles among banks and bank holding companies.

Tier I and Tier II Capital. Under the guidelines, an institution's capital is divided into two broad categories, Tier I capital and Tier II capital. Tier I capital generally consists of common stockholders' equity, surplus, undivided profits, and trust preferred obligations. Tier II capital generally consists of the allowance for loan losses, hybrid capital instruments, and subordinated debt. The sum of Tier I capital and Tier II capital represents an institution's total capital. The guidelines require that at least 50% of an institution's total capital consist of Tier I capital.

Risk-based Capital Ratios. The adequacy of an institution's capital is gauged primarily with reference to the institution's risk-weighted assets. The guidelines assign risk weightings to an institution's assets in an effort to quantify the relative risk of each asset and to determine the minimum capital required to support that risk. An institution's risk-weighted assets are then compared with its Tier I capital and total capital to arrive at a Tier I risk-based ratio and a total risk-based ratio, respectively. The guidelines provide that an institution must have a minimum Tier I risk-based ratio of 4% and a minimum total risk-based ratio of 8%.

Leverage Ratio. The guidelines also employ a leverage ratio, which is Tier I capital as a percentage of total assets, less intangibles. The principal objective of the leverage ratio is to constrain the maximum degree to which a bank holding company may leverage its equity capital base. The minimum leverage ratio is 3%; however, for all but the most highly rated bank holding companies and for bank holding companies seeking to expand, regulators expect an additional cushion of at least 1% to 2%.

Prompt Corrective Action. Under the guidelines, an institution is assigned to one of five capital categories depending on its total risk-based capital ratio, Tier I risk-based capital ratio, and leverage ratio, together with certain subjective factors. The categories range from "well capitalized" to "critically undercapitalized." Institutions that are "undercapitalized" or lower are subject to certain mandatory supervisory corrective actions.

Corporate Governance and Accounting Legislation

Sarbanes-Oxley Act of 2002. On July 30, 2002, the Sarbanes-Oxley Act of 2002 (the "Act") was signed into law to address corporate and accounting fraud. The Act establishes a new accounting oversight board that will enforce auditing standards and restricts the scope of services that accounting firms may provide to their public company audit clients. Among other things, the Act also (i) requires chief executive officers and chief financial officers to certify to the accuracy of periodic reports filed with the Securities and Exchange Commission (the "SEC"); (ii) imposes new disclosure requirements regarding internal controls, off-balance-sheet transactions, and pro forma (non-GAAP) disclosures; (iii) accelerates the time frame for reporting of insider transactions and periodic disclosures by public companies; and (iv) requires companies to disclose whether or not they have adopted a code of ethics for senior financial officers and whether the audit committee includes at least one "audit committee financial expert."

The Act also requires the SEC, based on certain enumerated factors, to regularly and systematically review corporate filings. To deter wrongdoing, the Act: (i) subjects bonuses issued to top executives to disgorgement if a restatement of a company's financial statements was due to corporate misconduct; (ii) prohibits an officer or director from misleading or coercing an auditor; (iii) prohibits insider trades during pension fund "blackout periods"; (iv) imposes new criminal penalties for fraud and other wrongful acts; and (v) extends the period during which certain securities fraud lawsuits can be brought against a company or its officers.

As a publicly reporting company, we are subject to the requirements of the Act and related rules and regulations issued by the SEC and NASDAQ. We anticipate that we will incur additional expense as a result of the Act, but we do not expect that such compliance will have a material impact on our business.

Anti-terrorism Legislation

USA Patriot Act of 2001. On October 26, 2001, President Bush signed the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism ("USA Patriot Act") of 2001. Among other things, the USA Patriot Act (1) prohibits banks from providing correspondent accounts directly to foreign shell banks; (2) imposes due diligence requirements on banks opening or holding accounts for foreign financial institutions or wealthy foreign individuals (3) requires financial institutions to establish an anti-money-laundering compliance program, and (4) eliminates civil liability for persons who file suspicious activity reports. The Act also increases governmental powers to investigate terrorism, including expanded government access to account records. The Department of the Treasury is empowered to administer and make rules to implement the Act. While we believe the USA Patriot Act may, to some degree, affect our record keeping and reporting expenses, we do not believe that the Act will have a material adverse effect on our business and operations.

Financial Services Modernization

Gramm-Leach-Bliley Act of 1999. The Financial Services Modernization Act of 1999, also known as the Gramm-Leach-Bliley Act, brought about significant changes to the laws affecting banks and bank holding companies. Generally, the Act (i) repealed the historical restrictions on preventing banks from affiliating with securities firms, (ii) provided a uniform framework for the activities of banks, savings institutions and their holding companies, (iii) broadened the activities that may be conducted by national banks and banking subsidiaries of bank holding companies, (iv) provided an enhanced framework for protecting the privacy of consumer information and (v) addressed a variety of other legal and regulatory issues affecting both day-to-day operations and long-term activities of financial institutions.

Bank holding companies that qualify and elect to become financial holding companies can engage in a wider variety of financial activities than permitted under previous law, particularly with respect to insurance and securities underwriting activities. In addition, in a change from previous law, bank holding companies will be in a position to be owned, controlled or acquired by any company engaged in financially related activities, so long as the company meets certain regulatory requirements. The act also permits national banks (and, in states with wildcard statutes, certain state banks), either directly or through operating subsidiaries, to engage in certain non-banking financial activities.

We do not believe that the act will negatively affect our operations in the short term. However, to the extent the legislation permits banks, securities firms and insurance companies to affiliate, the financial services industry may experience further consolidation. This consolidation could result in a growing number of larger financial institutions that offer a wider variety of financial services than we currently offer, and these companies may be able to aggressively compete in the markets we currently serve.

Effects Of Government Monetary Policy

Our earnings and growth are affected not only by general economic conditions, but also by the fiscal and monetary policies of the federal government, particularly the Federal Reserve. The Federal Reserve can and does implement national monetary policy for such purposes as curbing inflation and combating recession, but its open market operations in U.S. government securities, control of the discount rate applicable to borrowings from the Federal Reserve, and establishment of reserve requirements against certain deposits, influence the growth of bank loans, investments and deposits, and also affect interest rates charged on loans or paid on deposits. The nature and impact of future changes in monetary policies and their impact on us cannot be predicted with certainty.

CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

Evaluation of Disclosure Controls and Procedures. An evaluation was carried out under the supervision and with the participation of the Company's management, including the Chief Executive Officer ("CEO") and Chief Financial Officer ("CFO"), of the effectiveness of our disclosure controls and procedures. Based on that evaluation, the CEO and CFO have concluded that as of the end of the period covered by this report, our disclosure controls and procedures are effective to provide reasonable assurance that information required to be disclosed by us in reports that we file or submit under the Securities Exchange Act of 1934 is recorded, processed, summarized and timely reported as provided in the SEC's rules and forms.

Changes in Internal Controls

Changes in Internal Controls. No changes occurred since the quarter ended September 30, 2003 in our internal controls over financial reporting that have material affected, or are reasonable likely to materially affect, our internal control over financial reporting.

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INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Shareholders of Columbia Banking System, Inc.

We have audited the accompanying consolidated balance sheets of Columbia Banking System, Inc. and its subsidiary (the Company) as of December 31, 2003 and 2002, and the related consolidated statements of operations, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Columbia Banking System, Inc. and subsidiary as of December 31, 2003 and 2002, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2003, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

Seattle, Washington
March 12, 2004

COLUMBIA BANKING SYSTEM, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

	Years ended December 31		
	2003	2002	2001
	(in thousands except per share)		
Interest Income			
Loans	$69,427	$80,003	$ 97,650
Securities available for sale	14,166	11,606	5,596
Securities held to maturity	162	214	265
Deposits in other banks	145	372	1,061
Total interest income	83,900	92,195	104,572
Interest Expense			
Deposits	18,304	24,740	43,763
Federal Home Loan Bank advances	652	1,945	1,690
Long-term obligations	1,077	1,221	635
Other borrowings			279
Total interest expense	20,033	27,906	46,367
Net Interest Income	63,867	64,289	58,205
Provision for loan losses	2,850	15,780	5,800
Net interest income after provision for loan losses	61,017	48,509	52,405
Noninterest Income			
Service charges and other fees	10,072	8,783	7,182
Mortgage banking	3,746	3,411	2,652
Merchant services fees	6,108	4,852	4,453
Gain on sale of securities available for sale, net	222	610	1,720
Bank owned life insurance (BOLI)	1,539	1,294	429
Other	1,097	1,100	1,015
Total noninterest income	22,784	20,050	17,451
Noninterest Expense			
Compensation and employee benefits	29,657	28,964	26,826
Occupancy	8,728	8,249	7,563
Merchant processing	2,461	2,015	1,852
Advertising and promotion	1,745	1,867	1,763
Data processing	1,918	1,792	1,921
Legal and professional services	1,831	2,382	1,592
Taxes, licenses and fees	1,670	1,777	2,060
Net cost (gain) of other real estate owned	139	(1,565)	(307)
Other	7,811	8,172	7,684
Total noninterest expense	55,960	53,653	50,954
Income before income taxes	27,841	14,906	18,902
Provision for income taxes	8,319	4,021	6,389
Net Income	$19,522	$10,885	$ 12,513
Net Income Per Common Share:			
Basic	$ 1.46	$ 0.83	$ 0.92
Diluted	1.44	0.82	0.91
Dividends paid per common share	$ 0.15		
Average number of common shares outstanding	13,370	13,165	13,538
Average number of diluted common shares outstanding	13,538	13,318	13,721

See accompanying notes to the consolidated financial statements.

COLUMBIA BANKING SYSTEM, INC.

CONSOLIDATED BALANCE SHEETS

	December 31, 2003	December 31, 2002
	(in thousands)	
ASSETS		
Cash and due from banks	$ 49,685	$ 67,058
Interest-earning deposits with banks	949	18,425
Total cash and cash equivalents	50,634	85,483
Securities available for sale at fair value (amortized cost of $509,989 and $320,499, respectively)	509,200	321,513
Securities held to maturity (fair value of $4,708 and $6,412, respectively)	4,548	6,192
Federal Home Loan Bank stock	10,116	9,707
Loans held for sale	10,640	22,102
Loans, net of deferred loan fees of ($2,437) and ($2,625), respectively	1,078,302	1,175,853
Less: allowance for loan losses	20,261	19,171
Loans, net	1,058,041	1,156,682
Interest receivable	6,640	6,710
Premises and equipment, net	50,692	52,921
Real estate owned	1,452	130
Other	42,384	38,173
Total Assets	$1,744,347	$1,699,613
LIABILITIES AND SHAREHOLDERS' EQUITY		
Deposits:		
Noninterest-bearing	$ 317,721	$ 299,862
Interest-bearing	1,226,905	1,187,291
Total deposits	1,544,626	1,487,153
Federal Home Loan Bank advances	16,500	46,470
Trust preferred obligations		21,433
Long-term subordinated debt	22,180	
Other liabilities	10,669	12,173
Total liabilities	1,593,975	1,567,229
Commitments and contingent liabilities (Note 14)		
Shareholders' equity:		
Preferred stock (no par value)		
Authorized, 2 million shares; none outstanding		

	December 31, 2003	December 31, 2002	2003	2002
Common stock (no par value) 2003 2002				
Authorized shares	60,032	60,032		
Issued and outstanding	13,433	13,310	112,675	111,028
Retained earnings			38,210	20,696
Accumulated other comprehensive income (loss)—				
Unrealized gains (losses) on securities available for sale, net of tax			(513)	660
Total shareholders' equity			150,372	132,384
Total Liabilities and Shareholders' Equity			$1,744,347	$1,699,613

See accompanying notes to consolidated financial statements.

COLUMBIA BANKING SYSTEM, INC.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

	Common stock				
	Number of Shares	Amount	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total Shareholders' Equity
			(in thousands)		
Balance at January 1, 2001	13,689	$ 92,673	$ 21,649	$ (499)	$113,823
Comprehensive income:					
Net income for 2001			12,513		
Reclassification of net gains on securities available for sale included in net income, net of tax of $602				(1,118)	
Change in unrealized gains (losses) on securities available for sale, net of tax of $491				912	
Total comprehensive income					12,307
Issuance of stock under stock option and other plans	178	1,796			1,796
Issuance of shares of common stock—10% stock dividend		16,383	(16,383)		
Retirement of shares of common stock—Stock repurchase plan	(660)	(8,960)			(8,960)
Balance at December 31, 2001	13,207	101,892	17,779	(705)	118,966
Comprehensive income:					
Net income for 2002			10,885		
Reclassification of net gains on securities available for sale included in net income, net of tax of $213				(397)	
Change in unrealized gains (losses) on securities available for sale, net of tax of $949				1,762	
Total comprehensive income					12,250
Issuance of stock under stock option and other plans	103	1,168			1,168
Issuance of shares of common stock—5% stock dividend		7,968	(7,968)		
Balance at December 31, 2002	13,310	$111,028	$ 20,696	$ 660	$132,384
Comprehensive income:					
Net income for 2003			19,522		
Reclassification of net gains on securities available for sale included in net income, net of tax of $78				(144)	
Change in unrealized gains (losses) on securities available for sale, net of tax of $554				(1,029)	
Total comprehensive income					18,349
Issuance of stock under stock option and other plans	123	1,647			1,647
Cash dividends paid on common stock			(2,008)		(2,008)
Balance at December 31, 2003	13,433	$112,675	$ 38,210	$ (513)	$150,372

See accompanying notes to consolidated financial statements.

COLUMBIA BANKING SYSTEM, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	2003	2002	2001
		(in thousands)	
Operating Activities			
Net income	$ 19,522	$ 10,885	$ 12,513
Adjustments to reconcile net income to net cash provided (used) by operating activities:			
Provision for loan losses	2,850	15,780	5,800
Deferred income tax (benefit) expense	(508)	(1,235)	1,374
Losses (gains) on real estate owned and other personal property owned	68	(440)	(373)
Depreciation, amortization & accretion	10,204	4,700	1,520
Net realized gains on sale of assets	(243)	(634)	(1,693)
Decrease (increase) in loans held for sale	11,462	7,262	(14,521)
Decrease (increase) in interest receivable	70	(305)	3,901
Decrease in interest payable	(1,114)	(2,654)	(2,504)
Stock dividends from FHLB stock	(409)	(566)	(602)
Net changes in other assets and liabilities	(3,021)	(7,475)	(16,058)
Net cash provided (used) by operating activities	38,881	25,318	(10,643)
Investing Activities			
Proceeds from sales of securities available for sale ("AFS")	3,236	18,089	98,369
Proceeds from maturities of securities AFS	3,142	466	18,166
Purchase of securities AFS	(56,159)	(25,449)	(66,998)
Proceeds from sales of mortgage-backed securities AFS	8,743		10,376
Proceeds from maturities of mortgage-backed securities AFS	203,634	44,209	6,068
Purchase of mortgage-backed securities AFS	(360,610)	(214,388)	(105,717)
Proceeds from maturities of securities held to maturity	1,647	1,663	778
Purchases of securities held to maturity			(1,200)
Loans originated and acquired, net of principal collected	94,532	(22,873)	12,788
Purchases of premises and equipment	(1,920)	(4,510)	(8,863)
Proceeds from disposal of premises and equipment	281	63	1,447
Proceeds from sale of real estate owned and other personal property owned	2,536	7,799	2,543
Net cash used by investing activities	(100,938)	(194,931)	(32,243)
Financing Activities			
Net increase (decrease) in deposits	57,473	180,403	(20,273)
Net decrease in other borrowings			(4,500)
Proceeds from FHLB advances	107,400	110,500	40,000
Repayment of FHLB advances	(137,370)	(104,030)	(40,000)
Proceeds from trust preferred obligations			22,000
Payment of trust preferred placement fee			(661)
Repurchase of common stock			(8,960)
Cash dividends paid on common stock	(2,008)		
Proceeds from issuance of common stock, net	1,647	1,168	1,796
Other, net	66	66	28
Net cash provided (used) by financing activities	27,208	188,107	(10,570)
(Decrease) increase in cash and cash equivalents	(34,849)	18,494	(53,456)
Cash and cash equivalents at beginning of period	85,483	66,989	120,445
Cash and cash equivalents at end of period	$ 50,634	$ 85,483	$ 66,989
Supplemental information:			
Cash paid for interest	$ 21,147	$ 30,560	$ 48,871
Cash paid for income taxes	7,562	4,359	4,914
Noncash investing and financing activities:			
Loans foreclosed and transferred to real estate owned or other personal property owned	3,701	8,208	1,076

See accompanying notes to consolidated financial statements.

COLUMBIA BANKING SYSTEM, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the Three Years Ended December 31, 2003

Columbia Banking System, Inc. (the "Company") is a registered bank holding company whose wholly owned subsidiary, Columbia State Bank ("Columbia Bank"), conducts a full-service commercial banking business. Headquartered in Tacoma, Washington, the Company provides a full range of banking services to small and medium-sized businesses, professionals and other individuals through banking offices located in the Tacoma metropolitan area and contiguous parts of the Puget Sound region of Washington, as well as the Longview and Woodland communities in southwestern Washington. Substantially all of the Company's loans, loan commitments and core deposits are geographically concentrated in its service areas.

1. Summary of Significant Accounting Policies

Consolidation

The consolidated financial statements of the Company include the accounts of the corporation and its wholly owned subsidiary after the elimination of all material intercompany transactions and accounts.

Securities Available for Sale

Securities to be held for indefinite periods of time and not intended to be held to maturity are classified as available for sale and carried at fair value. Unrealized gains and losses are recorded net of tax as "other comprehensive income (loss)" in the consolidated statements of shareholders' equity. Securities available for sale include securities that management intends to use as part of its asset and liability management strategy and that may be sold in response to changes in interest rates or significant prepayment risk.

Securities Held to Maturity

Securities held to maturity are those securities that the Company has both the ability and intent to hold to maturity. Events that may be reasonably anticipated are considered when determining the Company's intent to hold investment securities until maturity. Securities held to maturity are carried at cost, and adjusted for amortization of premiums and accretion of discounts using a method that approximates the interest method.

Other than temporary declines in fair value are recognized as a reduction in current earnings. Gains and losses on the sale of all securities are determined using the specific identification method.

Loans

Loans are stated at their principal amount outstanding, less any unamortized discounts and deferred net loan fees. Loans held for sale are carried at the lower of cost or market value. The amount by which cost exceeds market for loans held for sale is accounted for as a valuation allowance, and changes in the allowance are included in the determination of net income in the period in which the change occurs.

The policy of the Company is to discontinue the accrual of interest on all loans past due 90 days or more and place them on nonaccrual status.

Loan Fee Income

Loan origination fees and direct loan origination costs are deferred and the net amount is recognized as an adjustment to yield over the contractual life of the related loans. Fees related to lending activities other than the origination or purchase of loans are recognized as noninterest income during the period the related services are performed.

Allowance for Loan Losses

The allowance for loan losses is maintained at a level believed to be sufficient to absorb probable losses inherent in the loan portfolio. Management's determination of the adequacy of the allowance is based on a number of factors, including the level of nonperforming loans, loan loss experience, credit concentrations, a review of the quality of the loan portfolio, collateral values and uncertainties in economic conditions.

The Company reviews its consumer and residential loan portfolios by their performance as a pool of loans since no single loan is individually significant. The Company evaluates commercial real estate and commercial business loans for impairment on an individual basis. A loan is considered impaired when it is probable that the Company will be unable to collect all amounts due according to the terms of the loan. Factors involved in determining impairment include, but are not limited to, the financial condition of the borrower, value of the underlying collateral, and current economic conditions. The valuation of impaired loans is based either on the present value of expected future cash flows, discounted at the loan's effective interest rate, or at the loan's observable market price or on the fair value of the collateral if the loan is collateral dependent. The amount by which the recorded investment in the loan exceeds either the present value of expected future cash flows or the value of the impaired loan's collateral when applicable, would be a specifically allocated reserve for loan losses. Any portion of an impaired loan classified as loss under regulatory guidelines is charged-off.

Premises and Equipment

Land, buildings, leasehold improvements and equipment are carried at amortized cost. Buildings and equipment are depreciated over their estimated useful lives using the straight-line method. Leasehold improvements are amortized over the shorter of their useful lives or lease terms. Gains or losses on dispositions are reflected in operations. Expenditures for improvements and major renewals are capitalized, and ordinary maintenance, repairs and small purchases are charged to operations as incurred.

Real Estate Owned and Other Personal Property Owned

All real estate and other personal property acquired in satisfaction of a loan are considered held for disposal and reported as "real estate owned" and "other personal property owned." Other personal property owned is included in "other assets" in the consolidated balance sheets. Real estate owned and personal property owned is carried at the lower of cost or fair value less estimated cost of disposal.

Income Tax

The provision for income tax is based on income and expense reported for financial statement purposes, using the "asset and liability method" for accounting for deferred income tax. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. A valuation allowance is recorded against any deferred tax assets for which it is more likely than not that the deferred tax asset will not be realized.

Earnings Per Share

Earnings per share (EPS) are computed using the weighted average number of common and diluted common shares outstanding during the period. Basic EPS is computed by dividing income available to common stockholders by the weighted average number of common shares outstanding for the period. Diluted EPS reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock. The only reconciling items affecting the calculation of earnings per share are the inclusion of stock options and restricted stock awards increasing the shares outstanding in diluted earnings per share by 168,000, 153,000, and 183,000 in 2003, 2002, and 2001, respectively.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant estimates are used in determining the level of the allowance for loan losses, carrying value of real estate owned and other personal property owned, valuation allowance on deferred tax assets, depreciation of premises and equipment and others.

Statements of Cash Flows

For purposes of the statements of cash flows, cash and cash equivalents include cash and due from banks, interest-earning deposits with banks and federal funds sold with maturities of 90 days or less.

Accounting for Stock Based Compensation

The Company has a stock option plan (the "Plan") and applies Accounting Principles Board (APB) Opinion 25, Accounting for Stock issued to Employees, and related interpretations in accounting for the Plan. The Company's policy is to recognize compensation expense at the dates the options are granted based on the difference, if any, between the then market value of the Company's common stock and the stated option price. Had compensation cost for the Company's Plan been determined based on the fair value of the option grant dates consistent with the Statement of Financial Standards (SFAS) No. 123, Accounting for Stock-Based Compensation, the Company's net income and earnings per share would have been reduced to the pro forma amount listed below:

	Year Ended December 31,		
	2003	2002	2001
	(dollars in thousands except per share)		
Net income attributable to common stock:			
As reported	$19,522	$10,885	$12,513
Deduct: Total stock based employee compensation expense determined under fair value method for all options, net of related tax effects	(474)	(572)	(563)
Pro forma	$19,048	$10,313	$11,950
Net income per common share:			
Basic:			
As reported	$ 1.46	$ 0.83	$ 0.92
Pro forma	1.42	0.78	0.88
Diluted:			
As reported	$ 1.44	$ 0.82	$ 0.91
Pro forma	1.41	0.77	0.87

Reclassifications

Certain amounts in the 2002 and 2001 consolidated financial statements have been reclassified to conform to the 2003 presentation. These reclassifications had no effect on net income.

Derivatives

Statement of Financial Accounting Standards ("SFAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended, requires that changes in a derivative's fair value be recognized currently in earnings unless specific hedge accounting criteria are met. The Company has not historically engaged in any hedging activities, and does not anticipate entering into any transaction that will qualify for hedge accounting as defined by SFAS No. 133, as amended by SFAS No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities." Any derivatives held by the Company are insignificant and immaterial to the Company's financial condition and results of operations.

New Accounting Pronouncements

In August 2001, the Financial Accounting Standards Board ("FASB") issued SFAS No. 143, "Accounting for Asset Retirement Obligations", which takes effect for fiscal years beginning after June 15, 2002. SFAS No. 143 establishes the initial and subsequent accounting for legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development and/or normal operation of a long-lived asset. The Company adopted SFAS No. 143 as of January 1, 2003. The adoption of SFAS No. 143 did not materially impact the Company's consolidated results of operations, financial position or cash flows.

In June 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities." This statement requires recording costs associated with exit or disposal activities when a liability has been incurred. Under previous guidance, certain exit costs were accrued upon management's commitment to an exit plan, which is generally before an actual liability has been incurred. The new standard is effective for transactions initiated after December 31, 2002. The Company adopted SFAS No. 146 as of January 1, 2003. The adoption of SFAS No. 146 did not materially impact the Company's consolidated results of operations, financial position, or cash flows.

In January 2003, the FASB issued Interpretation ("FIN") No. 46, "Consolidation of Variable Interest Entities," and subsequently revised this interpretation in December 2003. In general, a variable interest entity does not have equity investors with voting rights or it has equity investors that do not provide sufficient financial resources for the entity to support its activities. Variable interest entities are commonly referred to as special purpose entities or off-balance sheet structures; however, this FASB interpretation applies to a broader group of entities. This interpretation requires a variable interest entity to be consolidated by the primary beneficiary of that entity. The primary beneficiary is subject to a majority of the risk of loss from the variable interest entity's activities or it is entitled to receive a majority of the entity's residual returns. The interpretation also requires disclosure of variable interest entities that a company is not required to consolidate but in which it has a significant variable interest. The consolidation requirements of this interpretation apply immediately to variable interest entities created after January 31, 2003, and apply to existing entities for the first fiscal year or interim period beginning after June 15, 2003. Certain disclosure requirements apply in all financial statements issued after January 31, 2003, regardless of when the variable interest entity was established. Effective December 31, 2003, the Company adopted FIN No. 46 as revised whereby the Company's trust subsidiary (established in 2001 for the issuance of "trust preferred" obligations) was deconsolidated. The adoption of FIN No. 46 did not materially impact the Company's consolidated results of operations, financial position, or cash flows; the adoption principally resulted in the reclassification of trust preferred obligations to long-term subordinated debt and the Company's related investment in the Trust was recorded in other assets (see Note 9).

In April 2003, the FASB issued SFAS No. 149, "Amendment of Statement No. 133 on Derivative Instruments and Hedging Activities." This statement amends SFAS No. 133 to provide clarification on the financial accounting and reporting of derivative instruments and hedging activities and requires contracts with similar characteristics to be accounted for on a comparable basis. The adoption of SFAS No. 149, effective for contracts entered into or modified after June 30, 2003, did not materially impact the Company's consolidated results of operations, financial position, or cash flows.

In May 2003, the FASB issued SFAS 150, "Accounting for Certain Financial Instruments with characteristics of both Liabilities and Equity." The statement establishes standards for classifying and measuring certain financial instruments that embody obligations of the issuer and have characteristics of both liabilities and equity as liabilities. SFAS 150 is effective for instruments entered into or modified after May 31, 2003. The adoption of SFAS No. 150 did not materially impact the Company's consolidated results of operations, financial position, or cash flows.

2. Dividends

The Company paid its first cash dividend of $0.05 per share on May 21, 2003 to shareholders of record at the close of business May 7, 2003. On July 23, 2003 the Company declared a cash dividend of $0.05 per share, payable on August 21, 2003 to shareholders of record at the close of business August 7, 2003. On October 23, 2003 the Company declared a cash dividend of $0.05 per share, payable on November 19, 2003 to shareholders of record at the close of business November 5, 2003.

Subsequent to year-end 2003, on January 29, 2004, the Company declared a cash dividend of $0.05 per share, payable on February 25, 2004 to shareholders of record at the close of business February 11, 2004.

On April 2, 2002, the Company announced a 5% stock dividend payable on April 30, 2002, to shareholders of record as of April 16, 2002. On May 15, 2001, the Company announced a 10% stock dividend payable on June 12, 2001, to shareholders of record as of May 29, 2001. Average shares outstanding, net income per share, and book value per share for all periods presented have been retroactively adjusted to give effect to these stock dividends.

3. Restrictions on Subsidiary Cash, Loans and Dividends

Columbia Bank is required to maintain reserve balances with the Federal Reserve Bank. The average required reserves for the year ended December 31, 2003 and 2002, were approximately $13.0 million and $10.1 million, respectively. The required reserves are based on specified percentages of the Bank's total average deposits, which are established by the Federal Reserve Board.

Under Federal Reserve regulations, Columbia Bank, generally, is limited as to the amount it may loan to the Company, to 10% of its capital stock and additional paid-in capital. Such loans must be collateralized by specified assets.

Under Washington State banking regulations, Columbia Bank is limited as to the ability to declare or pay dividends to the Company up to the amount of the Bank's net profits then on hand.

4. Securities

At December 31, 2003, the Company's securities portfolio primarily consisted of securities issued by the U.S. Government and its agencies and corporations, The Company did not have any other issuances in its portfolio, which exceeded ten percent of shareholders' equity.

The following table summarizes the amortized cost, gross unrealized gains and losses, and the resulting fair value of securities available for sale.

Securities Available for Sale

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
		(in thousands)		
December 31, 2003:				
U.S. Government agency	$ 29,123	$ 322		$ 29,445
Mortgage-backed securities	405,537	1,001	$(5,368)	401,170
State & municipal securities	74,329	3,379	(110)	77,598
Other securities	1,000		(13)	987
Total	$509,989	$4,702	$(5,491)	$509,200
December 31, 2002:				
U.S. Government agency	$ 3,442	$ 82		$ 3,524
Corporate securities	3,128	72		3,200
Mortgage-backed securities	265,807	791	$(1,387)	265,211
State & municipal securities	47,122	1,559	(123)	48,558
Other securities	1,000	20		1,020
Total	$320,499	$2,524	$(1,510)	$321,513
December 31, 2001:				
U.S. Government agency	$ 14,152	$ 209	$ (215)	$ 14,146
Corporate securities	3,171		(67)	3,104
Mortgage-backed securities	98,231	66	(839)	97,458
State & municipal securities	28,996	184	(424)	28,756
Other securities	1,000	1		1,001
Total	$145,550	$ 460	$(1,545)	$144,465

Purchases of securities available for sale during 2003 totaled $416.8 million while maturities and prepayments totaled $206.8 million compared to purchases of $239.8 million and maturities and prepayments of $44.7 million during 2002.

The Company sold $12.0 million, $18.1 million and $108.7 million of securities available for sale during 2003, 2002 and 2001, respectively, realizing net gains of $222,000, $610,000 and $1.7 million, respectively.

At December 31, 2003 and 2002, securities available for sale with a fair value of $456.9 million and $282.0 million, respectively, were pledged to secure public deposits and for other purposes as required or permitted by law.

The following table summarizes the amortized cost, fair value, and average yield of securities available for sale by contractual maturity groups:

	December 31, 2003		
	Amortized Cost	Fair Value	Yield
	(in thousands)		
U.S. Government Agency			
Over 1 through 5 years	$ 5,171	$ 5,190	2.32%
Over 5 through 10 years	23,952	24,255	4.13
Total	$ 29,123	$ 29,445	3.81%
Mortgage-Backed Securities (1)			
Over 1 through 5 years	$ 2,516	$ 2,532	3.40%
Over 5 through 10 years	31,622	31,625	3.65
Over 10 years	371,399	367,013	3.70
Total	$405,537	$401,170	3.70%
State and Municipal Securities (2)			
Over 1 through 5 years	$ 499	$ 504	6.74%
Over 5 through 10 years	1,729	1,848	6.41
Over 10 years	72,101	75,246	6.61
Total	$ 74,329	$ 77,598	6.61%
Other Securities			
After 10 years	$ 1,000	$ 987	5.78%
Total	$ 1,000	$ 987	5.78%

(1) The maturities reported for mortgage-backed securities are based on contractual maturities and principal amortization.

(2) Yields on fully taxable equivalent basis, based on a marginal tax rate of 35%.

The following table summarizes the amortized cost, gross unrealized gains and losses, and the resulting fair value of securities held to maturity.

Securities Held To Maturity

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
	(in thousands)			
December 31, 2003:				
State and municipal securities	$4,548	$160		$4,708
December 31, 2002:				
State and municipal securities	$6,192	$220		$6,412
December 31, 2001:				
State and municipal securities	$7,356	$165		$7,521
Corporate securities	500	3		503
Total	$7,856	$168		$8,024

There were no sales of securities held to maturity during the years ended December 31, 2003, 2002, and 2001. There were no purchases of securities held to maturity during the years ended December 31, 2003 and 2002. During calendar year 2001, the Company purchased $1.2 million of securities held to maturity.

The following table summarizes the amortized cost, fair value, and average yield of securities held to maturity by contractual maturity groups:

	December 31, 2003		
	Amortized Cost	Fair Value	Yield(1)
	(in thousands)		
State and Municipal Securities			
Due through 1 year	$1,119	$1,148	6.54%
Over 1 through 5 years	876	939	6.43
Over 5 through 10 years	2,258	2,258	6.08
Over 10 years	295	363	9.51
Total	$4,548	$4,708	6.48%

(1) Yields on fully taxable equivalent basis, based on a marginal tax rate of 35%.

The Company periodically evaluates investments for temporary impairment. The unrealized losses on the Company's investment in federal agency mortgage-backed securities were caused by interest rate increases. The contractual cash flows of these investments are guaranteed by an agency of the U.S. Government. Accordingly, it is expected that the securities would not be settled at a price less than the amortized cost of the Company's investment. Because the decline in market value is attributable to changes in interest rates and not credit quality, the Company does not consider these investments to be other-than-temporarily impaired at December 31, 2003. Substantially all of the related unrealized losses as of December 31, 2003 originated during 2003.

5. Loans

The following is an analysis of the loan portfolio by major types of loans (net of deferred loan fees):

	December 31,	
	2003	2002
	(in thousands)	
Commercial business	$ 381,658	$ 460,169
Real estate:		
One-to-four family residential	47,430	50,119
Commercial and five or more family residential properties	472,836	447,662
Total real estate	520,266	497,781
Real estate construction:		
One-to-four family residential	15,577	17,968
Commercial and five or more family residential properties	58,998	93,490
Total real estate construction	74,575	111,458
Consumer	104,240	109,070
Subtotal	1,080,739	1,178,478
Less deferred loan fees, net	(2,437)	(2,625)
Total loans, net of deferred loan fees	$1,078,302	$1,175,853
Loans held for sale	$ 10,640	$ 22,102

The following table summarizes certain information related to nonperforming loans:

	December 31,		
	2003	2002	2001
	(in thousands)		
Loans accounted for on a nonaccrual basis	$13,255	$16,918	$17,635
Restructured loans		187	716
Total nonperforming loans	$13,255	$17,105	$18,351
Originally contracted interest	$ 1,724	$ 2,232	$ 1,277
Less recorded interest	(386)	(568)	(645)
Reduction in interest income	$ 1,338	$ 1,664	$ 632

At December 31, 2003 and 2002, the recorded investment in impaired loans was $11.2 million and $18.2 million, respectively. The difference between total nonperforming loans and impaired loans are those homogeneous loans that are evaluated on a pooled basis as well as a single credit that was impaired at year-end 2002 and was not a nonaccrual loan in accordance with the Company's policies. A specific allowance for loan losses was made for impaired loans of $3.1 million at December 31, 2003, $1.3 million at December 31, 2002, and $1.3 million at December 31, 2001. The average recorded investment in impaired loans for the periods ended December 31, 2003, 2002, and 2001, was $8.5 million, $16.0 million, and $11.8 million, respectively. Interest income recognized on impaired loans was $386,000 in 2003, $568,000 in 2002, and $645,000 in 2001.

At December 31, 2003 and 2002, there were no commitments of additional funds for loans accounted for on a nonaccrual basis.

At December 31, 2003 and 2002, the Company had no loans to foreign domiciled businesses or foreign countries, or loans related to highly leveraged transactions.

Substantially all of the Company's loans and loan commitments are geographically concentrated in its service areas of the Tacoma metropolitan area and contiguous parts of the Puget Sound region of Washington, as well as the Longview and Woodland communities in southwestern Washington.

The Company and its banking subsidiary have granted loans to officers and directors of the Company and related interests. These loans are made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with unrelated persons and do not involve more than the normal risk of collectibility. The aggregate dollar amount of these loans was $18.5 million and $11.8 million at December 31, 2003 and 2002, respectively. During 2003, $8.7 million related party loans were made, loan balances of $1.2 million from terminations were removed, and repayments totaled $846,000. During 2002, $248,000 related party loans were made, loan balances of $261,000 from terminations were removed, and repayments totaled $5.3 million. During 2001, $7.0 million of new related party loans were made, loan balances of $1.0 million from terminations were removed, and repayments totaled $13.5 million.

6. Allowance for Loan Losses

Transactions in the allowance for loan losses are summarized as follows:

	Years Ended December 31,		
	2003	2002	2001
	(in thousands)		
Balance at beginning of period	$19,171	$ 14,734	$ 18,791
Loans charged off	(2,552)	(12,088)	(10,048)
Recoveries	792	745	191
Net charge-offs	(1,760)	(11,343)	(9,857)
Provision charged to operating expense	2,850	15,780	5,800
Balance at end of period	$20,261	$ 19,171	$ 14,734

7. Premises and Equipment

Land, buildings, and furniture and equipment, less accumulated depreciation and amortization, were as follows:

	December 31,	
	2003	2002
	(in thousands)	
Land	$ 11,878	$ 12,066
Buildings	35,959	35,314
Leasehold improvements	1,701	1,711
Furniture and equipment	20,193	20,721
Vehicles	273	257
Computer software	3,944	3,865
Total cost	73,948	73,934
Less accumulated depreciation and amortization	(23,256)	(21,013)
Total	$ 50,692	$ 52,921

Total depreciation and amortization expense on buildings and furniture and equipment was $3.9 million, $3.8 million, and $3.4 million, for the years ended December 31, 2003, 2002, and 2001, respectively.

The Company's executive offices and several loan and support departments are located in the "Columbia Bank Center" in downtown Tacoma. The Company leases space in the building as its major tenant. With an expiration date of January 1, 2016, the lease agreement provides for two renewal options of five years each. As of December 31, 2003, the Company is obligated under various noncancellable lease agreements for property and equipment (primarily for land and buildings) that require future minimum rental payments, exclusive of taxes and other charges, as follows:

Year Ending December 31,	(in thousands)
2004	$ 2,512
2005	2,529
2006	2,357
2007	2,123
2008 and thereafter	16,019
Total minimum payments	$25,540

Total rental expense on buildings and equipment was $3.2 million, $2.6 million, and $2.1 million, for the years ended December 31, 2003, 2002, and 2001, respectively.

8. Deposits

Year-end deposits are summarized in the following table:

	Years Ended December 31,		
	2003	2002	2001
		(in thousands)	
Demand and other noninterest-bearing	$ 317,721	$ 299,862	$ 242,971
Interest-bearing demand	214,158	188,829	154,124
Money market	483,078	422,201	393,869
Savings	83,281	69,816	55,582
Certificates of deposit less than $100,000	230,416	265,586	255,638
Certificates of deposit $100,000 or greater	215,972	240,859	204,566
Total	$1,544,626	$1,487,153	$1,306,750

The following table shows the amount and maturity of certificates of deposit that had balances of $100,000 or greater:

	December 31, 2003
	(in thousands)
Remaining maturity	
3 months and under	$ 60,001
Over 3 through 6 months	40,433
Over 6 through 12 months	43,433
Over 12 months	72,105
Total	$215,972

9. Federal Home Loan Bank Advances, Long-term Debt, and Trust Preferred Obligations

The Company had Federal Home Loan Bank (FHLB) advances of $16.5 million and $46.5 million at December 31, 2003 and 2002, respectively. At year-end 2003 and 2002, the Company held $22.2 million $21.4 million, respectively in debt arising from the trust preferred offering described below. The Company had no other long-term debt at December 31, 2003 or 2002.

FHLB advances are at the following interest rates:

	December 31,	
	2003	2002
	(dollars in thousands)	
Interest Rates		
2.375%		$22,321
2.300		24,149
1.100	$16,500	
Total	$16,500	$46,470

Outstanding FHLB advances totaling $16.5 million at December 31, 2003, represent overnight borrowings.

FHLB advances are collateralized by a blanket pledge of residential real estate loans with a recorded value of approximately $58.5 million at December 31, 2003 and $51.8 million at December 31, 2002. Penalties are generally required for prepayments of certain long-term FHLB advances.

During 2001, the Company, through its subsidiary trust (the "Trust") participated in a pooled trust preferred offering, whereby the trust issued $22.0 million of 30 year floating rate capital securities. The capital securities constitute guaranteed preferred beneficial interests in debentures issued by the trust. The debentures had an initial rate of 7.29% and a rate of 4.74% at December 31, 2003. The floating rate is based on the 3-month LIBOR plus 3.58% and is adjusted quarterly. The Company through the Trust may call the debt at five years for a premium and at ten years at par, allowing the Company to retire the debt early if conditions are favorable. At December 31, 2003, the Company adopted FIN No. 46 (as revised),"Consolidation of Variable Interest Entities", whereby the trust was deconsolidated with the result being that the trust preferred obligations were reclassified as long-term subordinated debt on the Company's December 31, 2003 consolidated balance sheet and the Company's related investment in the Trust of $681,000 was recorded in other assets (see Note 1). The subordinated debt payable to the trust is on the same interest and payment terms as the trust preferred obligations issued by the Trust.

The Company has a $20 million line of credit with a large commercial bank. The interest rate on the line is indexed to LIBOR and at December 31, 2003 and 2002, there was no balance outstanding. In the event of discontinuance of the line by either party, the Company has up to two years to repay any outstanding balance.

10. Income Tax

The components of income tax expense are as follows:

	Years Ended December 31,		
	2003	2002	2001
	(in thousands)		
Current	$8,827	$ 5,256	$5,015
Deferred (benefit)	(508)	(1,235)	1,374
Total	$8,319	$ 4,021	$6,389

Significant components of the Company's deferred tax assets and liabilities at December 31, 2003 and 2002 are as follows:

	December 31,	
	2003	2002
	(in thousands)	
Deferred tax assets:		
Allowance for loan losses	$ 7,231	$ 6,904
Unrealized (gain) loss on investment securities available for sale	276	(355)
Supplemental executive retirement plan	597	244
Total deferred tax assets	8,104	6,793
Deferred tax liabilities:		
FHLB stock dividends	(1,857)	(1,714)
Depreciation	(777)	(748)
Total deferred tax liabilities	(2,634)	(2,462)
Net deferred tax assets	$ 5,470	$ 4,331

A reconciliation of the Company's effective income tax rate with the federal statutory tax rate is as follows:

	Years Ended December 31,					
	2003		2002		2001	
	(dollars in thousands)					
	Amount	Percent	Amount	Percent	Amount	Percent
Income tax based on statutory rate	$ 9,744	35%	$ 5,217	35%	$6,616	35%
Increase (reduction) resulting from:						
Tax credits	(153)	(1)	(177)	(1)	(129)	(1)
Tax exempt instruments	(1,440)	(5)	(1,142)	(8)	(316)	(1)
Other nondeductible items	168	1	123	1	218	1
Income tax	$ 8,319	30%	$ 4,021	27%	$6,389	34%

11. Stock Options

The Company has a stock option plan (the "Plan") to provide additional incentives to employees and directors thereby helping to attract and retain the best available personnel. The Company applies APB Opinion 25 and related interpretations in accounting for the Plan. Accordingly, no compensation cost has been recognized for the Plan since the exercise price of all options has been equal to the fair value of the Company's stock at the grant date. At December 31, 2003, a maximum of 1,600,028 option shares were authorized under the Plan, of which a net 1,432,579 were granted, 774,148 have been exercised, and 167,449 were available for future grants. Generally, stock options vest three years after the date of grant and are exercisable for a five-year period after vesting.

At December 31, 2003 and 2002, the Company had stock options outstanding of 658,431 shares and 801,932 shares, respectively, for the purchase of common stock at option prices ranging from $3.99 to $19.93 per share. The Company's policy is to recognize compensation expense at the date the options are granted based on the difference, if any, between the then market value of the Company's common stock and the stated option price.

The following table outlines the stock option activity for 2003, 2002, and 2001:

	Number of Option Shares	Weighted-Average Price of Option Shares	Weighted-Average Issue Date Fair Value
		(in thousands)	
Balance at January 1, 2001	943,841	$ 9.72	
Granted	82,288	12.71	$6.40
Exercised	(169,281)	5.04	
Terminated	(13,462)	10.41	
Balance at December 31, 2001	843,386	10.91	
Granted	114,488	12.64	5.63
Exercised	(91,767)	4.35	
Terminated	(64,175)	12.46	
Balance at December 31, 2002	801,932	11.80	
Granted	36,000	15.74	6.86
Exercised	(104,859)	8.94	
Terminated	(74,642)	12.64	
Balance at December 31, 2003	658,431	$12.37	
Total Vested at December 31, 2003	466,073	$12.04	

Financial data pertaining to outstanding stock options were as follows:

December 31, 2003					
Ranges of Exercise Prices	Number of Option Shares	Weighted-Average Remaining Contractual Life	Weighted-Average Exercise Price of Option Shares	Number of Exercisable Option Shares	Weighted-Average Exercise Price of Exercisable Option Shares
$ 3.99 – $ 5.98	8,878	0.3 years	$5.97	8,878	$5.97
5.99 – 7.97	63,761	2.0	7.45	63,761	7.45
7.98 – 9.96	42,024	3.9	8.69	42,024	8.69
9.97 – 11.96	212,480	4.7	11.09	190,392	11.07
11.97 – 13.95	206,612	4.8	12.70	74,306	12.56
13.96 – 15.94	28,464	7.1	14.73		
15.95 – 17.94	6,671	2.4	17.78	6,671	17.78
17.94 – 19.93	89,541	3.0	19.37	80,041	19.49
	658,431	4.2 years	$12.37	466,073	$12.04

The fair value of options granted under the Company's stock option plan is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions used for grants in 2003, 2002, and 2001: expected volatility of 41.91% in 2003, 43.34% in 2002, and 44.54% in 2001; risk-free rates of 3.32% for 2003, 4.23% for 2002, and 4.84% for 2001; 0.27% annual dividend yields for 2003 and no annual dividend yields for 2002 and 2001; and expected lives of six years in 2003, five years in 2002, and six years in 2001.

The Company periodically grants restricted stock awards to its named executives. The purpose of such awards is to reward the executives for prior service to the Company and to incent such executives to continue to serve the Company in the future. In each case, the awards provide for the immediate issuance of shares of Company common stock to the executive, with such shares held in escrow until the executive meets certain conditions. In 1998, the Company granted restricted stock awards of 43,313 shares to certain of its named executives. The fair values of the restricted stock awards are amortized over a 5-year period. Amortization expense was approximately $28,000, $183,000, and $363,000, for the years ended December 31, 2003, 2002, and 2001, respectively. As of December 31, 2003, there were no restricted stock awards outstanding.

12. Regulatory Capital Requirements

The Company (on a consolidated basis) and Columbia Bank are subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Company's and Columbia Bank's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Company and Columbia Bank must meet specific capital guidelines that involve quantitative measures of assets, liabilities, and certain off-balance sheet items as calculated under regulatory accounting practices. The capital amounts and classification are also subject to qualitative judgements by the regulators about components, risk weightings, and other factors. Prompt corrective action provisions are not applicable to bank holding companies.

Quantitative measures established by regulation to ensure capital adequacy require the Company and Columbia Bank to maintain minimum amounts and ratios (set forth in the following table) of total and Tier 1 capital to risk-weighted assets (as defined in the regulations) and of Tier 1 capital to average assets (as defined in the regulations). Management believes, as of December 31, 2003 and 2002, that the Company and Columbia Bank met all capital adequacy requirements to which they are subject.

As of December 31, 2003, the most recent notification from the Federal Reserve Insurance Corporation categorized Columbia Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, an institution must maintain minimum total risk-based, Tier 1 risk-based, and Tier 1 leverage ratios as set forth in the following tables. There are no conditions or events since the notification that management believes have changed Columbia Bank's category. The Company's and Columbia Bank's actual capital amounts and ratios as of December 31, 2003 and 2002, are also presented in the table.

	Actual		For Capital Adequacy Purposes		To Be Well Capitalized Under Prompt Corrective Action Provision	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
As of December 31, 2003:						
Total Capital (to risk-weighted assets):						
The Company	$189,205	14.49%	$104,471	8.0%	N/A	N/A
Columbia Bank	182,748	14.02%	104,268	8.0%	$130,336	10.0%
Tier 1 Capital (to risk-weighted assets):						
The Company	172,864	13.24%	52,235	4.0%	N/A	N/A
Columbia Bank	166,407	12.77%	52,134	4.0%	78,201	6.0%
Tier 1 Capital (to average assets):						
The Company	172,864	10.03%	68,955	4.0%	N/A	N/A
Columbia Bank	166,407	9.69%	68,709	4.0%	85,887	5.0%
As of December 31, 2002:						
Total Capital (to risk-weighted assets):						
The Company	$170,440	12.32%	$110,694	8.0%	N/A	N/A
Columbia Bank	162,958	11.78%	110,672	8.0%	$138,341	10.0%
Tier 1 Capital (to risk-weighted assets):						
The Company	153,121	11.07%	55,347	4.0%	N/A	N/A
Columbia Bank	145,642	10.53%	55,336	4.0%	83,004	6.0%
Tier 1 Capital (to average assets):						
The Company	153,121	9.18%	66,753	4.0%	N/A	N/A
Columbia Bank	145,642	8.78%	66,369	4.0%	82,961	5.0%

13. Employee Benefit Plan

The Company maintains a defined contribution plan, amended in 2002, that allows employees to contribute up to 50% of their compensation to the plan, up from 15% of compensation prior to the 2002 amendment. Employees who are at least 18 years of age and have completed six months of service are eligible to participate in the plan. The Company is required to match 50% of employee contributions up to 3% of each employee's total compensation. The Company contributed approximately $448,000, $435,000, and $371,000, in matching funds to the plan during the years ended December 31, 2003, 2002, and 2001, respectively.

The Company's defined contribution plan provides for a nonmatching, discretionary contribution as determined annually by the Board of Directors of the Company. The Company's discretionary contributions were approximately $1.0 million for the years ended 2003 and 2002, and $888,000, for the year ended 2001.

The Company maintains an "Employee Stock Purchase Plan" ("ESPP"). The Plan was amended by the Board of Directors on January 26, 2000. Under the amended plan, substantially all employees of the Company are eligible to participate in the ESPP. The amended plan provides for offerings every six months at which time common stock is issued for cash at a price of the lower of 90% of the fair market value of the stock at the beginning or end of the offering period. Under the ESPP, employees acquired 18,651 shares for approximately $254,000 in 2003 and 19,154 shares for approximately $220,000 in 2002. There is no charge to income as a result of issuance of stock under this plan. The discount offered to employees approximates the cost of raising capital and does not have a material effect on net income and earnings per share. At December 31, 2003, 42,000 shares of common stock were available for issuance under this plan.

In 2001, the Company implemented a supplemental executive retirement plan (SERP) for five of the top executive officers to provide retirement benefits. The SERP is unsecured and unfunded and there are no program assets. Columbia has purchased life insurance on the above executives and intends to use the cash values of the policies to fund the SERP retirement obligations. Associated with the SERP benefit is a death benefit for each executive's beneficiaries. Beneficiaries are entitled to a split dollar share of proceeds from life insurance policies purchased by the Company. The Company had expenses of $700,000 during 2003 and $493,000 during 2002 in connection with this program, which was funded through other income generated by the Company's "Bank Owned Life Insurance" (BOLI). The SERP projected benefit obligation is accrued over the estimated remaining term of employment. The maximum projected benefit obligation is $1.6 million at year-end 2003 and $771,000 at year-end 2002, and has been determined by an independent actuarial firm using Income Tax Regulation 1.72-9, "Table 1 Ordinary Life Annuities," for the mortality assumptions and a discount rate of 7.00% in 2003 and 6.00% in 2002, in accordance with SFAS No. 87, "Employers' Accounting for Pensions." Additional assumptions and features of the plan are a normal retirement age of 65 and a 2% annual cost of living benefit adjustment.

The Company continued its long-term care program for directors in 2003 and 2002, which provides benefits in the event those individuals become chronically ill. The coverage is for a period of three years up to a lifetime, depending on the age of the director, and the amount of the benefit is based on the director's years of service with the Company after the inception of the long-term care program.

During 2003, the Company purchased an additional $1.7 million of BOLI in connection with the above SERP and long-term care benefit programs, and received $1.5 million in noninterest income. During 2002, the Company purchased $10.3 million of BOLI and received $1.3 million in noninterest income. In 2001, $16.3 million of BOLI was purchased, providing $429,000 in noninterest income.

14. Commitments and Contingent Liabilities

In the normal course of business, the Company makes loan commitments (unfunded loans and unused lines of credit) and issues standby letters of credit to accommodate the financial needs of its customers. Standby letters of credit commit the Company to make payments on behalf of customers under specified conditions. Historically, no significant losses have been incurred by the Company under standby letters of credit. Both arrangements have credit risk essentially the same as that involved in extending loans to customers and are subject to the Company's normal credit policies, including collateral requirements, where appropriate. At December 31, 2003 and 2002, the Company's loan commitments amounted to $375.7 million and $364.8 million, respectively. Standby letters of credit were $8.6 million and $13.9 million at December 31, 2003 and 2002, respectively. In addition, commitments under commercial letters of credit used to facilitate customers' trade transactions amounted to $641,000 and $444,000 at December 31, 2003 and 2002, respectively.

The Company and Columbia Bank are from time to time defendants in and are threatened with various legal proceedings arising from their regular business activities. Management, after consulting with legal counsel, is of the opinion that the ultimate liability, if any, resulting from these pending or threatened actions and proceedings will not have a material effect on the financial position or results of operations of Columbia Bank or the Company.

15. Fair Value of Financial Instruments

The following table summarizes carrying amounts and estimated fair values of selected financial instruments as well as assumptions used by the Company in estimating fair value:

	Assumptions Used in Estimating Fair Value	December 31, 2003 Carrying Amount	December 31, 2003 Fair Value	December 31, 2002 Carrying Amount	December 31, 2002 Fair Value
		(in thousands)			
Assets					
Cash and due from banks	Approximately equal to carrying value	$ 49,685	$ 49,685	$ 67,058	$ 67,058
Interest-earning deposits with banks	Approximately equal to carrying value	949	949	18,425	18,425
Securities available for sale	Quoted market prices	509,200	509,200	321,513	321,513
Securities held to maturity	Quoted market prices	4,548	4,708	6,192	6,412
Loans held for sale	Discounted expected future cash flows	10,640	10,638	22,102	22,105
Loans	Discounted expected future cash flows, net of allowance for loan losses	1,058,041	1,058,384	1,156,682	1,157,220
Liabilities					
Deposits	Fixed-rate certificates of deposit: Discounted expected future cash flows All other deposits: Approximately equal to carrying value	$1,544,626	$1,523,344	$1,487,153	$1,469,022
Federal Home Loan Bank advances	Discounted expected future cash flows	16,500	16,500	46,470	46,469
Long-term obligations	Discounted expected future cash flows	22,180	22,181	21,433	21,434

Off-Balance-Sheet Financial Instruments

The fair value of commitments, guarantees, and letters of credit at December 31, 2003 and 2002, approximates the recorded amounts of the related fees, which are not material. The fair value is estimated based upon fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the present creditworthiness of the counterparties. For fixed rate commitments, the fair value estimation takes into consideration an interest rate risk factor. The fair value of guarantees and letters of credit is based on fees currently charged for similar agreements.

16. Business Segment Information

The Company is managed along three major lines of business: commercial banking, retail banking, and real estate lending. The treasury function of the Company, although not considered a line of business, is responsible for the management of investments and interest rate risk.

The principal activities conducted by commercial banking are the origination of commercial business loans and private banking services. Retail banking includes all deposit products, with their related fee income, and all consumer loan products as well as commercial loan products offered in the Company's branch offices. Real estate lending offers single-family residential, multi-family residential, and commercial real estate loans, with their associated loan servicing activities.

The Company generates segment results that include balances directly attributable to business line activities. The financial results of each segment are derived from the Company's general ledger system. Overhead, including sales and back office support functions, and other indirect expenses are not allocated to the major lines of business. Since the Company is not specifically organized around lines of business, most reportable segments comprise more than one operating activity.

The organizational structure of the Company and its business line financial results are not necessarily comparable across companies. As such, the Company's business line performance may not be directly comparable with similar information from other financial institutions. Significant portions of the changes in net interest income and total assets for 2003 as compared to 2002 reflect transfers of loans from retail banking to commercial banking.

Financial highlights by lines of business:

Condensed Statement of Operations:

	Year Ended December 31, 2003				
	Commercial Banking	Retail Banking	Real Estate Lending	Other	Total
			(in thousands)		
Net interest income after provision for loan loss	$ 14,406	$ 29,278	$ 14,296	$ 3,037	$ 61,017
Other income	889	6,929	3,754	11,212	22,784
Other expense	(3,684)	(17,375)	(2,544)	(32,357)	(55,960)
Contribution to overhead and profit	$ 11,611	$ 18,832	$ 15,506	$ (18,108)	$ 27,841
Income taxes					(8,319)
Net income					$ 19,522
Total assets	$416,552	$472,927	$267,182	$587,686	$1,744,347

	Year Ended December 31, 2002				
	Commercial Banking	Retail Banking	Real Estate Lending	Other	Total
			(in thousands)		
Net interest income after provision for loan loss	$ 11,994	$ 32,499	$ 15,388	$ (11,372)	$ 48,509
Other income	861	5,955	3,424	9,810	20,050
Other expense	(3,209)	(18,698)	(2,718)	(29,028)	(53,653)
Contribution to overhead and profit	$ 9,646	$ 19,756	$ 16,094	$ (30,590)	14,906
Income taxes					(4,021)
Net income					$ 10,885
Total assets	$334,118	$617,570	$324,854	$423,071	$1,699,613

	Year Ended December 31, 2001				
	Commercial Banking	Retail Banking	Real Estate Lending	Other	Total
			(in thousands)		
Net interest income after provision for loan loss	$ 11,294	$ 33,237	$ 12,792	$ (4,918)	$ 52,405
Other income	687	4,909	2,677	9,178	17,451
Other expense	(2,711)	(17,525)	(2,470)	(28,248)	(50,954)
Contribution to overhead and profit	9,270	20,621	12,999	(23,988)	18,902
Income taxes					(6,389)
Net income					$ 12,513
Total assets	$338,339	$586,767	$339,175	$234,013	$1,498,294

17. Parent Company Financial Information

Condensed Statements of Operations—Parent Company Only

	Years Ended December 31,		
	2003	2002	2001
	(in thousands)		
Income			
Interest on loans	$ 32	$ 39	$ 57
Interest on securities available for sale	41	207	48
Dividend from bank subsidiary			
Interest-earning deposits:			
Unrelated banks	37	20	101
Other	5	52	53
Gain on sale of investment securities		193	
Total Income	115	511	259
Expense			
Compensation and employee benefits	102	433	673
Long-term obligations	1,077	1,221	635
Other interest expense			279
Other expense	850	828	687
Total Expenses	2,029	2,482	2,274
(Loss) income before income tax benefit and equity in undistributed net income of subsidiary	(1,914)	(1,971)	(2,015)
Income tax benefit	(670)	(690)	(705)
(Loss) income before equity in undistributed net income of subsidiary	(1,244)	(1,281)	(1,310)
Equity in undistributed net income of subsidiary	20,766	12,166	13,823
Net Income	$19,522	$10,885	$12,513

Condensed Balance Sheets—Parent Company Only

	December 31,	
	2003	2002
	(in thousands)	
Assets		
Cash and due from subsidiary bank	$ 224	$ 1,096
Interest-earning deposits with unrelated banks	497	6,445
Total cash and cash equivalents	721	7,541
Securities available for sale	4,987	
Loans	525	656
Investment in banking subsidiary	166,569	146,302
Other assets	43	51
Total Assets	$172,845	$154,550
Liabilities and Shareholders' Equity		
Trust preferred obligations		$ 21,433
Long-term subordinated debt	$ 22,180	
Other liabilities	293	733
Total liabilities	22,473	22,166
Shareholders' equity	150,372	132,384
Total Liabilities and Shareholders' Equity	$172,845	$154,550

Condensed Statements of Cash Flows—Parent Company Only

	Years Ended December 31,		
	2003	2002	2001
		(in thousands)	
Operating Activities			
Net income	$ 19,522	$ 10,885	$ 12,513
Adjustments to reconcile net income to net cash provided (used) by operating activities:			
Equity in undistributed earnings of subsidiary	(20,766)	(12,166)	(13,823)
Provision for depreciation and amortization	11	58	14
Net gains on sale of securities available for sale		(193)	
Net changes in other assets and liabilities	(449)	675	(455)
Net cash used by operating activities	(1,682)	(741)	(1,751)
Investing Activities			
Purchase of securities available for sale	(4,974)		(5,212)
Proceeds from sales of securities available for sale		5,355	
Loan principal collected	131		360
Contribution of capital – bank subsidiary, net			(2,000)
Net cash (used) by investing activities	(4,843)	5,355	(6,852)
Financing Activities			
Payment of other borrowings			(4,500)
Proceeds from trust preferred obligations			22,000
Payment of trust preferred placement fee			(661)
Cash dividends paid	(2,008)		
Proceeds from issuance of common stock	1,647	1,168	1,796
Repurchase of common stock			(8,960)
Other, net	66	66	28
Net cash (used) provided by financing activities	(295)	1,234	9,703
(Decrease) increase in cash and cash equivalents	(6,820)	5,848	1,100
Cash and cash equivalents at beginning of period	7,541	1,693	593
Cash and cash equivalents at end of period	$ 721	$ 7,541	$ 1,693

10-K CROSS REFERENCE INDEX

This Annual Report and Form 10-K incorporate into a single document the requirements of the accounting profession and the Securities and Exchange Commission, including a comprehensive explanation of 2003 results. Only those sections of the Annual Report referenced in the following cross-reference index are incorporated into the Form 10-K.

Form 10-K

* The Compensation Committee Report on Executive Compensation, the Stock Performance Graph and the Audit Committee Report are not incorporated into this Form 10-K Annual Report by reference.

EXHIBITS AND REPORTS ON FORM 8-K

Exhibits:

The following exhibits are either filed herewith or have been previously filed with the Securities and Exchange Commission and are filed with this Form 10-K Annual Report through incorporation by reference:

- Columbia's Restated Articles of Incorporation
- Columbia's Restated Bylaws
- Specimen of Common Stock Certificate
- Material Contracts, including certain compensatory plans and agreements
- Code of Ethics
- Subsidiary of the Company
- Consent of Deloitte & Touche, LLP
- Certifications
- Powers of Attorney of Directors Fabulich, Folsom, Goldberg, Halleran, Hulbert, Matson, Regis, Rodman, Weyerhaeuser, and Will.

A more detailed exhibit index has been filed with the SEC. Stockholders may obtain copies of that index, or any of the documents on that index by writing to Columbia Banking System, Inc., Investor Relations, P.O. Box 2156, MS 8300, Tacoma, WA 98401-2156

Reports on Form 8-K:

None.

Independent Auditors

Deloitte & Touche LLP

Transfer Agent and Registrar

American Stock Transfer & Trust Company

Market Makers

D.A. Davidson & Co.
Goldman, Sachs & Co.
Hoefer & Arnett, Inc.
Knight Securities LP
Morgan Stanley & Co., Inc.
RBC Dain Rauscher, Inc.
Schwab Capital markets

Regulatory and Securities Counsel

Graham & Dunn PC

Annual Meeting

Best Western Hotel & Conference Center
5700 Pacific Highway East
Fife, Washington
Wednesday, April 28, 2004
1:00 p.m.

Stock Listing

The Company's common stock trades on the Nasdaq National Market tier of The Nasdaq Stock Market^{SM} under the symbol: COLB.

Financial Information

Columbia news and financial results are available through the Internet and mail.

Internet: For information about Columbia, including news and financial results, product information and service locations, access our website at *www.columbiabank.com.* You can also view or retrieve copies of Columbia's financial reports online by visiting *www.sec.gov.* Immediate access to the Company's quarterly earnings news release via the Internet is provided by Company News On Call at *www.prnewswire.com.*

Copies of Columbia's Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities and Exchange Act of 1934 are available free of charge through Columbia's website at *www.columbiabank.com* as soon as reasonably practicable after the Company electronically files the material with, or furnishes it to, the Securities and Exchange Commission.

Mail: At your request, we will mail you our quarterly earnings news release, quarterly financial data on Form 10-Q and additional annual reports. To be added to Columbia's mailing list for quarterly earnings news releases, or to request other information, please contact:

Jo Anne Coy
Vice President,
Director of Marketing
P.O. Box 2156, MS 8300
Tacoma, WA 98401-2156
Tel (253) 305-1965
Fax (253) 305-0317
jcoy@columbiabank.com

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, on the 25 day of February 2004.

COLUMBIA BANKING SYSTEM, INC.
(Registrant)

By: /s/ MELANIE J. DRESSEL
Melanie J. Dressel
President and
Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities indicated, on the 25 day of February 2004.

Principal Executive Officer:

By: /s/ MELANIE J. DRESSEL
Melanie J. Dressel
President and
Chief Executive Officer

Principal Financial Officer:

By: /s/ GARY R. SCHMINKEY
Gary R. Schminkey
Executive Vice President and
Chief Financial Officer

Melanie J. Dressel, pursuant to a power of attorney that is being filed with the Annual Report on Form 10-K, has signed this report on February 25, 2004 as attorney in fact for the following directors who constitute a majority of the Board.

[Jack Fabulich]
[John P. Folsom]
[Frederick M. Goldberg]
[John A. Halleran]
[Thomas M. Hulbert]
[Thomas L. Matson]
[Daniel C. Regis]]
[Donald Rodman]
[William T. Weyerhaeuser]
[James M. Will]

/s/ MELANIE J. DRESSEL
Melanie J. Dressel
Attorney-in-fact

February 25, 2004

Columbia Banking System, Inc. Board of Directors

Melanie J. Dressel
President and Chief Executive Officer
Columbia Banking System, Inc.

Jack Fabulich
Honorary Chairman of Parker
Paint Manufacturing, Inc.
Commissioner
Port of Tacoma

John P. Folsom
President
Brown & Brown
of Washington, Inc.

Frederick M. Goldberg
Director
Saltchuck Resources, Inc.
Managing Partner
Goldberg Investments

John A. Halleran
Private Investor

Thomas M. Hulbert
President and
Chief Executive Officer
Hulco, Inc. and
Winsor Corporation

Thomas L. Matson
Owner and President
Tom Matson Dodge, Inc.

Daniel C. Regis
Managing Director
Digital Partners
Director
Cray, Inc.
Director
Primus Knowledge Solutions, Inc.

Donald Rodman
Owner and
Executive Officer
Rodman Realty

William T. Weyerhaeuser
Chairman
Columbia Banking System, Inc.
Chairman
EDEN Bioscience Corporation
Vice Chairman
Potlatch Corporation

James M. Will
President
Titus-Will Enterprises
Titus-Will Chevrolet, Oldsmobile & Cadillac, Olympia, WA

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Cowlitz County
Portland
King County
405
Kitsap County
90
Mason County
Pierce County
5
Thurston County

[illegible]RANCH LOCATIONS

[illegible]IERCE COUNTY

[illegible]th & A
[illegible] A Street
[illegible]ite 100
[illegible]coma, WA 98402
[illegible]
[illegible] Hochmuth

[illegible]lenmore
[illegible] South Union
[illegible]coma, WA 98405
[illegible]
[illegible] English

[illegible]onney Lake
[illegible] State Rte 410 E
[illegible]onney Lake, WA 98390
[illegible]
[illegible] McGinnis

[illegible]roadway Plaza
[illegible] Broadway Plaza
[illegible]coma, WA 98402
[illegible]
[illegible] Hochmuth

[illegible]gewood/Milton
[illegible] Meridian E
[illegible], WA 98354
[illegible]
[illegible]

[illegible]e
[illegible] 54th Ave. E
[illegible], WA 98424
[illegible]
[illegible]

[illegible]rcrest
[illegible] Mildred St. W
[illegible], WA 98466
[illegible]
[illegible]

[illegible]ig Harbor
[illegible] Point Fosdick Dr. NW
[illegible] Harbor, WA 98335
[illegible]
[illegible] Thomas

[illegible]owntown Gig Harbor
[illegible] Judson St.
[illegible] 101
[illegible] Harbor, WA 98335
[illegible]
[illegible] Thomas

Lakewood
[illegible] Mount Tacoma Dr. SW
Lakewood, WA 98499
253.581.4232
Joy Mayer

Martin Luther King
1102 Martin Luther King Jr. Way
Tacoma, WA 98405
253.597.8000
Calvin Pearson

Old Town
2200 North 30th St.
Tacoma, WA 98403
253.272.0412
Jennifer Caldier

104th & Canyon
10321 Canyon Road E
Puyallup, WA 98373
253.539.7100
Toni Quinn

43rd & Meridian
4220 South Meridian
Puyallup, WA 98373
253.770.0770
Michael Block

176th & Meridian
17208 Meridian E
Puyallup, WA 98373
253.445.6748
Joe Urvina

South Hill Mall
3500 South Meridian
Suite 502
Puyallup, WA 98373
253.770.8161
Julie Borell

Spanaway
17502 Pacific Ave. S
Spanaway, WA 98387
253.539.3094
Teresa Jones

Stadium
[illegible] North 1st
Tacoma, WA 98403
253.597.8811
Monica Stevens

Summit
10409 Canyon Road E
Puyallup, WA 98373
253.770.9323
Toni Quinn

84th & Pacific
201 South 84th Street
Tacoma, WA 98444
253.471.7000
Keith Brown

Westgate
5727 North 21st St.
Tacoma, WA 98406
253.761.8170
Connie Pentecost

KING COUNTY

Auburn
25 16th St. NE
Auburn, WA 98002
253.939.9600
Doug Hedger

Bellevue Way
10350 NE 10th St.
Bellevue, WA 98004
425.452.7323
Rebecca Holverson

Federal Way
33370 Pacific Highway S
Federal Way, WA 98003
253.925.9323
Mike Harris

Forest Villa
2749 Auburn Way S
Auburn, WA 98002
253.887.1186
Carol Long

Kent
504 West Meeker
Kent, WA 98032
253.852.0475
Shirley McGregor

Redmond
8201 164th Ave. NW
Suite 105
Redmond, WA 98052
425.558.7500
Judi Lindsay

South Auburn
4101 A St. SE
Auburn, WA 98002
253.939.9800
Rod Clemmer

2nd & Columbia
721 Second Avenue
Seattle, WA 98104
206.223.1000
Kellie Warren

COWLITZ COUNTY

Commerce
1338 Commerce Ave.
Longview, WA 98632
360.636.9200
Faith Pacheco

30th Avenue
2207 30th Ave.
Longview, WA 98632
360.423.8760
Faith Pacheco

Woodland
782 Goerig St.
Woodland, WA 98674
360.225.9421
Carol Rounds

KITSAP COUNTY

Port Orchard
228 Bravo Terrace
Port Orchard, WA 98367
360.876.8384
Rob Putaansuu

THURSTON COUNTY

West Olympia
[illegible] Harrison Ave. NW
Olympia, WA 98502
[illegible]
[illegible] Avery

LENDING ACTIVITY

Total loans declined in 2003, because of a combination of lower line of credit usage, resolution of problem loans, and our commitment to manage the risks associated with interest rates and the mix of our loan portfolio. All these factors are important during a time of low interest rates and a slow economy. We are beginning to see early signs of an improving economy, as total loans for the fourth quarter reflected a slight increase from the third quarter 2003. Our overall loan portfolio remains well diversified.

We were pleased to welcome Daniel C. Regis to the Board of Directors November 1, 2003. Dan's extensive financial background includes his position as Managing Partner at Price Waterhouse LLP, where he served for 32 years before retiring in 1996. He is currently a Managing Director of Digital Partners, a Bellevue, Washington-based technology fund. He is serving as our designated financial expert on our Audit Committee, fulfilling a requirement under the Sarbanes Oxley regulations.

MARKET GROWTH

In 2003, Columbia Bank reached Number 1 in deposits in Pierce County among all FDIC-insured institutions. We are continuing to leverage the strong base of branches we have built in our market areas. In November, we consolidated the operations of our two Bellevue branches into the remodeled Bellevue Way location. While we have no immediate plans for new branches, we are considering new markets and locations on an ongoing basis, and will take advantage of opportunities as they arise.

In January 2004, Mark Nelson, EVP and Chief Credit Officer, accepted the new position of Chief Banking Officer. In this new position, Mark will lead the bank's commercial and consumer lending and branch banking functions, as well as the Private Banking, Marketing, Cash Management, and International departments. The Chief Banking Officer position will help us enhance the delivery of our extensive mix of products and services to our customers by leveraging our broad branch network and strong commercial banking activities.

As always, we want to acknowledge the role of our wonderful staff in our success. Our employees *are* the bank to our customers. On a daily basis, we ask our employees to deliver a level of service that exceeds our customers' expectations. We firmly believe that this differentiates us from our competitors. That's why our bank slogan is *"You'll Notice The Difference."*



William T. Weyerhaeuser



Melanie J. Dressel

EXECUTIVE OFFICERS



(Clockwise from upper left): **Melanie J. Dressel**, President and Chief Executive Officer, Columbia Banking System, Inc. and Columbia Bank; **Mark W. Nelson**, Executive Vice President, Chief Banking Officer; **Gary R. Schminkey**, Executive Vice President, Chief Financial Officer; **Evans O. "Tex" Whitney**, Executive Vice President, Human Resources.

TO OUR SHAREHOLDERS

2003 marked the 10th anniversary of moving our headquarters to our downtown Tacoma main office, and the beginning of our rapid expansion. In 1993, Columbia Bank had four branches in two counties and just over $211 million in assets. Today, Columbia has 34 branches in five counties and our assets are over $1.7 billion. We began with the philosophy to provide a local, customer-focused approach to doing business, coupled with all the modern conveniences–including people. That philosophy continues to guide us today.

We are pleased to report record profits for the year 2003 in spite of a challenging economic environment. Net income for 2003 was $19.5 million, compared with $10.9 million in 2002, an increase of 79%. On a diluted per-share basis, net income for the year was $1.44, up 76% from $0.82 in 2002.

This growth in profitability is due to a more normal contribution to our loan loss allowance than last year, a notable increase in noninterest income, and our continued emphasis on controlling expenses. Return on average assets and equity for the year were 1.15% and 13.83%, respectively, compared to 0.68% and 8.77%, respectively, for 2002.

As we focused on improving credit quality and operational processes, Columbia employees never lost sight of our commitment to exceptional customer service.

In fact, we are proud to report that we surveyed more than 800 customers last year in two separate customer satisfaction surveys. Columbia Bank's combined average score was 4.76 out of 5; the average for financial institutions is 4.2. While providing excellent service will always be an ongoing commitment, we're pleased that our customers view their experience with Columbia as highly positive.

Columbia's improved profitability was reflected in a significant increase in our stock price. On December 31, 2002, our stock closed at $12.61 per share and by December 31, 2003 was trading at $21.66, an increase of almost 72%. An investment of $1,000 in Columbia Banking System, Inc. stock 10 years ago was worth almost $4,500 by the end of the year 2003.

BOARD OF DIRECTORS



(Front row, left to right): **Daniel C. Regis**, Managing Director, Digital Partners; **William T. Weyerhaeuser**, Chairman of the Board; **Melanie J. Dressel**, President & Chief Executive Officer, Columbia Banking System and Columbia Bank; **Donald Rodman**, Owner and Executive Officer, Rodman Realty.

(Middle row, left to right): **John A. Halleran**, private investor; **Thomas L. Matson**, Owner and President, Tom Matson Dodge, Inc.; **Thomas M. Hulbert**, President and Chief Executive Officer, Hulco, Inc. and Winsor Corporation.

(Back row, left to right): **Frederick M. Goldberg**, Managing Partner, Goldberg Investments; **John P. Folsom**, President, Brown & Brown of Washington, Inc.; **James M. Will**, President, Titus-Will Enterprises; **Jack Fabulich**, Honorary Chairman, Parker Paint Manufacturing, Inc.; Commissioner, Port of Tacoma.



COLUMBIA BANK 1301 SOUTH A STREET, TACOMA, WASHINGTON 98402 253-305-1900/1-800-305-1905 WWW.COLUMBIABANK.COM